2002

Rogers Wireless Communications Inc.

Annual Financial Statements and
Management’s Discussion and Analysis

CONSOLIDATED FINANCIAL SUMMARY
MANAGEMENT’S DISCUSSION AND ANALYSIS
MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING
AUDITORS’ REPORT TO THE SHAREHOLDERS
CONSOLIDATED BALANCE SHEETS
CONSOLIDATED STATEMENTS OF INCOME
CONSOLIDATED STATEMENTS OF DEFICIT
CONSOLIDATED STATEMENTS OF CASH FLOWS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FIVE-YEAR FINANCIAL SUMMARY
MD&A and Audited Financial Statements

CONSOLIDATED FINANCIAL SUMMARY

(In millions of dollars, except per share amounts)
Years ended December 31,	2002	2001

Income Statement
Operating revenue	$1,965.9	$1,753.1
Operating profit[1]	516.7	401.3
Loss for year	(90.7)	(224.7)
Per Share Data
Loss for year	$(0.64)	$(1.66)
Changes in Financial Position
Cash flow from operations[3]	$310.6	$211.8
Property, plant and equipment expenditures (excluding spectrum licence costs4)	564.6	654.5
Balance Sheet
Total assets[2]	$3,185.0	$3,055.9
Property, plant and equipment, net	2,371.1	2,252.3
Long-term debt	2,360.1	2,305.7
Shareholders’ equity[2]	300.5	388.3

1	Operating profit is defined herein as operating income before depreciation, amortization, interest, income taxes, non-operating items and non-recurring items and is a standard measure that is commonly reported and widely used in the wireless communications industry to assist in understanding and comparing operating results. Operating profit is not a defined term under generally accepted accounting principles (“GAAP”). Accordingly, this measure should not be considered as a substitute or alternative for net income or cash flow, in each case as determined in accordance with GAAP.

2	Effective January 1, 2002, the Company adopted the amendments to Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1650 on foreign currency translation. As a result of this adoption, the Company’s results for the year ended December 31, 2001 have been restated. See Note 2(E) to the Consolidated Financial Statements.

3	Cash flow from operations before changes in working capital amounts.

4	Spectrum licences for the deployment of next generation wireless services across Canada were acquired in February 2001 at a total cost of $396.8 million.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The financial information presented has been prepared on the basis of Canadian generally accepted accounting principles (“GAAP”). Please refer to Note 19 to the Consolidated Financial Statements for a summary of differences between Canadian and United States (“U.S.”) generally accepted accounting principles.
     The following discussion contains forward looking statements regarding the future performance of the Company. All forward looking information is inherently uncertain and actual results may differ materially from the assumptions, estimates or expectations reflected or contained in the forward looking information. For a discussion of factors that may affect actual results, see the “Operating Risks and Uncertainties” section, as well as the “Cautionary Statement Regarding Forward Looking Information” section.

COMPANY OVERVIEW

Rogers Wireless Communications Inc. (“Wireless,” “RWCI,” or “the Company”) is a leading Canadian wireless communications service provider serving over 3.7 million customers at December 31, 2002, including approximately 3.4 million wireless voice subscribers and approximately 385,000 wireless data and messaging subscribers. The Company operates both a Global System for Mobile Communications/General Packet Radio Service (GSM/GPRS) network, and a seamless integrated Time Division Multiple Access (“TDMA”) and analog network. The GSM/GPRS network provides coverage to approximately 93% of the Canadian population nationally. The seamless TDMA and analog network provides coverage to approximately 83% of the Canadian population in digital mode, and approximately 93% of the Canadian population in analog mode. The Company markets its products under the co-brand “Rogers AT&T Wireless”. Wireless estimates that its 3.4 million wireless voice subscribers represent approximately 11.6% of the Canadian population residing in its coverage area. The Company service coverage also extends throughout the U.S. and worldwide through roaming agreements with AT&T Wireless Services, Inc. (“AWE”) and other wireless communications providers. In March 2002, Rogers Communications Inc.(“RCI”) acquired an additional 4.9 million shares of Wireless, increasing its ownership to 55.8% from 52.4% at December 31, 2001. At December 31, 2002, the Company was 55.8% owned by RCI and 34.3% owned by AWE, with the balance publicly held.

Products and Services
The Company offers wireless voice, messaging and data connection services across Canada. Wireless voice services are available in either postpaid or prepaid payment options. In addition, the Company’s GSM/GPRS network provides customers with advanced high-speed wireless data services, including mobile access to the Internet, e-mail, picture transmission, and two-way short messaging service (“SMS”).

Distribution Network
The Company markets its services through an extensive national network of over 7,000 dealer and retail locations across Canada, including an independent dealer network, Rogers AT&T Wireless stores and kiosks, major retail chains such as RadioShack Canada Inc., Future Shop Ltd., Best Buy Canada, and convenience stores. The Company also offers several of its products and services through a retail agreement with Rogers Video (an affiliate) which had 272 locations across Canada at December 31, 2002. The Company also offers products and services and customer service on its Web site, “www.rogers.com”.

Wireless Networks
The Company is a facilities-based carrier operating its wireless networks over a broad, national coverage area with its own fibre-optic and microwave transmission infrastructure. Accordingly, the Company has limited its reliance on third-parties for leased transmission facilities and has therefore enhanced its operating margins. The seamless, integrated nature of the Company’s networks enables subscribers to make and receive calls, and activate network features anywhere the network exists as easily as if they were in their home area.
     The Company’s integrated TDMA and analog network is operationally seamless in digital functionality between the 850 Megahertz (“MHz”) and 1.9 Gigahertz (“GHz”) frequency bands, and between digital and analog modes at 850 MHz. The Company’s GSM/GPRS network operates in the 1.9 GHz frequency band and provides high-speed integrated voice and “always on” packet data transmission service capabilities. In 2003, the Company will continue the rollout of GSM/GPRS technology operating in the 850 MHz spectrum range in many regions, further expanding the capacity and enhancing the quality of its GSM/GPRS network. Beginning in late 2003, the Company intends to upgrade its national GSM/GPRS network by adding EDGE, or Enhanced Data for GSM Evolution, capability largely through software upgrades of the already deployed GSM/GPRS network equipment. EDGE capability is expected to significantly increase the data speed and capacity of the GSM/GPRS network.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

General
Management’s Discussion and Analysis of Operating Results and Financial Position is made with reference to the Company’s Consolidated Financial Statements and Notes which have been prepared in accordance with Canadian GAAP. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of our financial statements and the reported amount of revenues and expenses during the period. For example, management makes significant estimates in determining the recognition of revenue, the allowance for doubtful accounts, useful lives and recoverability of assets and impairment of intangible assets. These estimates are based on management’s historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates.
     Wireless has identified the policies below as critical to its business operations and an understanding of its results of operations. The impact and any associated risks related to these policies on its business operations are discussed throughout this Management’s Discussion and Analysis. For a detailed discussion on the application of these and other accounting policies, which are reviewed by the Company’s Audit Committee, see Note 2 to the Consolidated Financial Statements.

Revenue Recognition
The Company earns revenues that can be categorized into two types, the majority of which are recurring in nature on a monthly basis from ongoing relationships, contractual or otherwise, with the Company’s subscribers:

i.     Monthly subscriber fees in connection with wireless services and equipment are recorded as revenue on a pro-rata basis over the month.

ii.     Revenues from the sale of wireless airtime, wireless long-distance and other transactional sales of products are recorded as revenue as the services are provided.

Allowance for Doubtful Accounts

A substantial portion of the Company’s revenues are earned from individual subscribers. The allowance for doubtful accounts, as disclosed on the Balance Sheet of the Consolidated Financial Statements, is calculated on a formula basis taking into account factors such as the number of days the subscriber is past due and the status of a subscriber’s account with respect to whether or not they are continuing to receive service. As a result of the allowance for doubtful accounts being formula-based, fluctuations in the aging of subscriber accounts will directly impact the reported amount of bad debt expense. For example, events or circumstances that result in a deterioration in the aging of subscriber accounts will in turn increase the reported amount of bad debt expense. As circumstances are adjusted and subscriber accounts are adjusted and brought current, the reported amount of bad debt expense will decline.

Subscriber Acquisition Costs

The Company operates within a highly competitive industry and generally incurs substantial costs to attract new subscribers. All sales and marketing expenditures, such as commissions and equipment subsidies, related to subscriber acquisitions are expensed on activation of the subscriber.
     A large percentage of the subscriber acquisition costs, such as equipment subsidies and commissions, are variable in nature and directly related to the acquisition of a subscriber. Accordingly, in periods in which the Company experiences substantial subscriber growth, expenses for that period will be higher.

Costs of Subscriber Retention

In keeping with the practice of expensing costs related to the acquisition of new subscribers, costs related to subscriber retention and contract renewals are expensed in the period incurred. Increased retention activities will in turn increase expense.

Capitalization of Costs

The Company is engaged in the activity of building and deploying network assets and incurs internal costs related to these activities. During construction or deployment of new assets, direct costs plus a portion of applicable overhead costs are capitalized.

Property, Plant and Equipment

Property, plant and equipment are recorded at purchase cost and include capitalized internal costs related to the construction and deployment of new assets. The Company reviews the recoverability of property, plant and equipment for impairment whenever events or changes in circumstances occur, or at least annually. Recoverability is measured by a comparison of the carrying amount of a group of assets to future undiscounted net cash flows expected to be generated by that group of assets.

Spectrum Licences
The Company has determined that spectrum licences are intangible assets having indefinite lives under the recent accounting standard “Goodwill and Other Intangible Assets”. Accordingly, in accordance with this standard, no amortization is being recorded.

RECENT ACCOUNTING DEVELOPMENTS

Business Combinations, Goodwill and Other Intangible Assets
In 2001, the Canadian Institute of Chartered Accountants (“CICA”) issued Handbook Sections 1581, “Business Combinations,” and 3062, “Goodwill and Other Intangible Assets”. The new standards mandate the purchase method of accounting for business combinations initiated on or after July 1, 2001 and also establish criteria for identifying and measuring intangible assets acquired in business combinations that are recorded and reported apart from goodwill. Goodwill and intangible assets with indefinite useful lives are no longer amortized, but instead are tested for impairment at least annually by comparing their fair values with their book values. The new standards do not change the accounting for intangible assets with determinable lives, which continue to be amortized over their estimated useful lives and are tested for impairment by comparing their book values with the undiscounted cash flow expected to be received from their use. The new standards are substantially consistent with U.S. GAAP.
     On January 1, 2002, the Company discontinued amortization of existing goodwill on a prospective basis, evaluated existing intangible assets to determine whatever necessary reclassifications were required in order to conform to the new criteria for recognition of intangible assets apart from goodwill and tested for impairment in accordance with the new standards. The Company evaluated its spectrum licences and brand licence and concluded that they should be accounted for apart from goodwill. The Company also determined that there are no other intangible assets that should be recognized apart from goodwill as a result of adoption of these standards. The impact of discontinuing the amortization of goodwill in 2002 was a reduction of amortization expense by approximately $2.5 million.

Stock-Based Compensation
Effective January 1, 2002, the Company adopted CICA Handbook Section 3870 “Stock-Based Compensation and Other Stock-Based Payments”, which establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services provided by employees and non-employees. The standard requires that the fair-value-based method of accounting be applied to all stock-based payments to non-employees and to employee awards that are direct awards of stock that call for settlement in cash or other assets or are stock appreciation rights that call for settlement by the issuance of equity instruments. The new standard permits the Company to continue its existing policy of recording no compensation cost on the grant of stock options to employees. No re-statement of prior periods was required as a result of the adoption of the new standard.

Hedging Relationships
In November 2001, the CICA issued Accounting Guideline 13, “Hedging Relationships” (AcG 13”) and in November 2002 the CICA amended the effective date of the guideline. AcG 13 establishes new criteria for hedge accounting and will apply to all hedging relationships in effect on or after January 1, 2004. On January 1, 2004, the Company will re-assess all hedging relationships to determine whether the criteria are met or not and will apply the new guidance on a prospective basis. To qualify for hedge accounting, the hedging relationship must be appropriately documented at the inception of the hedge and there must be reasonable assurance, both at the inception and throughout the term of the hedge, that the hedging relationship will be effective. Effectiveness requires a high correlation of changes in fair values or cash flows between the hedged item and the hedging item. The Company plans to comply with the requirements of AcG 13, such that all of its current hedging relationships will continue to qualify for hedge accounting when the guideline becomes effective.

Impairment or Disposal of Long-Lived Assets
In December 2002, the CICA issued Handbook Section 3063, “Impairment of Long-Lived Assets” and revised Section 3475, “Disposal of Long-Lived Assets and Discontinued Operations”. Together, these two Sections supersede the writedown and disposal provisions of section 3061, “Property, Plant and Equipment” as well as Section 3475, “Discontinued Operations”. These new standards are consistent with Financial Accounting Standards Board (“FAS”) No. 144, which the Company adopted for U.S. GAAP purposes effective January 1, 2002. Section 3063 amends existing guidance on long-lived asset impairment measurement and establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets held for use by the Company. It requires an impairment loss be recognized when the carrying amount of an asset to be held and used exceeds the sum of the undiscounted cash flows expected from its use and disposal; the impairment recognized is measured as the amount by which the carrying amount of the asset exceeds its fair value. The new standards contained in Section 3063 on the impairment of long-lived assets held for use are applicable for years beginning on or after April 1, 2003; however, early application is permitted. The revised standards contained in Section 3475 on disposal of long-lived assets and discontinued operations are applicable to disposal activities initiated by the Company’s commitment to a plan on or after May 1, 2003; however, early application is permitted. The Company has adopted these standards as of January 1, 2003. The Company expects the adoption of these standards will have no material impact on its consolidated financial position, results of operations or cash flows.

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

This Management’s Discussion and Analysis includes forward looking statements concerning the Company’s business, operations and financial performance and condition. When used in this Management’s Discussion and Analysis, the words “believe”, “anticipate”, “intend”, “estimate”, “expect”, “project” and similar expressions are intended to identify forward looking statements, although not all forward looking statements contain such words. These forward looking statements are based on current expectations. The Company cautions that actual future performance will be affected by a number of factors, including technological change, regulatory change and competitive factors, many of which are beyond its control. Therefore, future events and results may vary substantially from what the Company currently foresees. Rogers Wireless is under no obligation to (and expressly disclaims any such obligation) update or alter the forward looking statements whether as a result of new information, future events or otherwise.
     Throughout this discussion, percentage changes are calculated using numbers rounded to the decimal to which they appear. All dollar amounts are in Canadian dollars unless otherwise indicated.

STRATEGY

The Company seeks to maximize its revenue, operating profit and return on investment by providing high-quality, leading-edge wireless voice and data communications products and services in Canada. The key elements of its strategy to achieve this objective are as follows: (i) optimize incremental customer mix through focusing efforts on acquiring postpaid business and youth customers while reducing emphasis on the prepaid product; (ii) manage the existing customer base to increase revenues while reducing churn; (iii) focus on offering products and services that are profitable and competitive within the industry marketplace; (iv) leverage strategic relationships such as those developed within the Rogers Group of Companies and AWE; and (v) maintain a technologically advanced network to leverage the advantages of new and leading-edge technologies, services, handsets and devices.

SEASONALITY

The Company’s operating results are subject to seasonal fluctuations that generally result in relatively lower fourth quarter operating income. This seasonality is due primarily to increased marketing and promotional expenditures combined with relatively higher subscriber additions in the fourth quarter, resulting in higher subscriber acquisition and activation-related expenses. This seasonal trend materially impacts quarter-to-quarter operating results and thus one quarter’s operating results are not necessarily indicative of what a subsequent quarter’s operating results will be.

RECENT WIRELESS INDUSTRY TRENDS

Demand for Sophisticated Data Applications and Migration to Third Generation Wireless Technology

The ongoing development of wireless data transmission technologies has led manufacturers to create wireless devices with increasingly advanced capabilities, including access to e-mail and other corporate IT platforms, news, sports, financial information and services, shopping services, and other functions. Increased demand for sophisticated wireless services, especially data communications services, has led wireless providers to migrate towards the next generation of digital networks, commonly referred to as third generation (“3G”) networks. These networks are intended to provide wireless communications with wireline quality sound, higher data transmission speeds and streaming video capability. 3G networks are expected to support a variety of data applications such as high-speed Internet access, multimedia services and access to corporate information systems, such as e-mail and purchasing systems.
     In June 2002, the Company announced the completion of its leading-edge, integrated voice and data, digital wireless GSM/GPRS network overlay that now reaches approximately 93% of the Canadian population, making it Canada’s largest and most expansive digital wireless network. The Company’s GSM/GPRS network operates in the 1.9 GHz frequency band and provides high-speed integrated voice and “always on” packet data transmission service capabilities. In 2003, the Company will continue the rollout of GSM/GPRS technology operating in the 850 MHz spectrum range in many regions, further expanding the capacity and enhancing the quality of its GSM/GPRS network. Beginning in late 2003, the Company intends to upgrade its national GSM/GPRS network by adding EDGE, or Enhanced Data for GSM Evolution, capability through software upgrades of the already deployed GSM/GPRS network equipment. EDGE capability is expected to significantly increase the data speed and capacity of the GSM/GPRS network. The addition of EDGE and other technologies is expected to, over time, lead to the continued evolution of the Company’s advanced wireless networks.

Wireless Spectrum Auction

In early 2001, Industry Canada, the government ministry responsible for telecommunications policy in Canada, conducted an auction for wireless licences in the 1.9 GHz frequency band in 16 regions across Canada. Of the 62 regional spectrum licences available in the auction, the Company acquired 23 licences of 10 MHz each in various regions across Canada at a total cost of $396.8 million.

OVERVIEW OF GOVERNMENT REGULATION

Canadian Radio-television and Telecommunications Commission (“CRTC”)

Canadian wireless service providers, including the Company, are licenced and regulated by the CRTC pursuant to and in accordance with requirements of the Telecommunications Act (Canada) (the “Act”). Under the Act, the CRTC regulates all telecommunications common carriers in Canada that provide or participate in a communications system, including cellular and paging service providers.

Industry Canada

The technical aspects of the awarding of spectrum for cellular and messaging in Canada are subject to the licencing requirements and supervision of Industry Canada, a ministry of the Government of Canada. Industry Canada is responsible for telecommunications policy in Canada, and has specific jurisdiction under the Radiocommunications Act (Canada) to establish radio licencing policy and award radio licences for radio frequencies, which are required to operate wireless communications systems.

Restrictions on Non-Canadian Ownership and Control

Pursuant to the Telecommunications Act (Canada) and associated regulations, up to 20% of the voting shares of a Canadian carrier, such as the Company’s operating subsidiary, Rogers Wireless Inc. (“RWI”), and up to 33 1/3% of the voting shares of a parent company, such as the Company or RCI, may be held by non-Canadians, provided that neither the Canadian carrier nor its parent is otherwise controlled by non-Canadians. Similar restrictions are contained under the Radiocommunications Act. In November 2002, the Minister of Industry initiated a review process of Canada’s current restrictions on foreign ownership of telecommunications carriers in Canada with a view towards the possible relaxation or elimination of such rules. The Company supports and will participate in the review but cannot predict what, if any, changes might result.

REGULATORY DEVELOPMENTS

In November 2000, the CRTC released a decision that fundamentally altered the mechanism used by the CRTC to collect “contribution” funds to subsidize the provision of basic local wireline telephone service. Previously, the contribution was levied on a per minute basis on long-distance services. Under the new contribution regime, which became effective January 1, 2001, all telecommunication service providers, including wireless service providers such as the Company, are required to contribute a percentage of their adjusted Canadian telecommunications service revenues to a fund established to subsidize the provision of basic local service. The percentage contribution levy was 4.5% for 2001 and declined to 1.3% for 2002. The interim rate for 2003 has also been set at 1.3%. (Refer to the “Operating Risks and Uncertainties” section for further details on the contribution levy.)

COMPETITION

At the end of 2002, the Canadian wireless industry had approximately 12.0 million wireless subscribers. The Canadian wireless communications industry remains highly competitive. In the wireless voice and data market, the Company competes primarily with three other wireless service providers, and the Company may in future compete with other Companies using existing or emerging wireless technologies. One of the Company’s competitors, Microcell Telecommunications Inc. (“Microcell”), is currently seeking to restructure its business and financing pursuant to the Companies’ Creditors Arrangement Act (Canada) and is, pursuant to that Act, under court protection. The Company cannot predict how Microcell may restructure, when this may be completed or what, if any, impact this may have on the Canadian wireless industry. Wireless messaging also competes with a number of local and national paging providers. Competition for wireless subscribers is primarily based on price, scope of services, service coverage, quality of service, sophistication of wireless technology, breadth of distribution, selection of handsets, and marketing.

INTERCOMPANY AND RELATED PARTY TRANSACTIONS

Intercompany Arrangements
The Company has entered into a number of agreements with companies including RCI and subsidiary companies of RCI as well as AT&T Corp and its then affiliates. The transfer pricing with respect to these agreements for the most part, is based on the Company’s pro rata share of actual costs or market rates.

AT&T Arrangements
In November 1996, the Company entered into a long-term strategic alliance with AT&T Corp. (“AT&T”), its affiliate AT&T Canada Enterprises Inc. (“AT&T Canada Enterprises”) and its then affiliates, AWE and AT&T Canada Inc. (“AT&T Canada”). AT&T Canada offers local and long-distance telephone and data transmission services to business customers in Canada. This strategic alliance included, among other things, a brand licence agreement under which the Company was granted a licence to use, on a co-branded basis, the AT&T brand in connection with the marketing of wireless communications services.
     In 1999, the Company entered into a renewed long-term strategic alliance with AWE, AT&T Canada Enterprises and AT&T Canada involving a number of agreements. In general, each of the strategic alliance agreements extends until August 2009 and unless the Company is in material breach or elects to terminate an agreement, the agreements will automatically renew for an additional five years. Other than the roaming agreements, generally each of the strategic alliance agreements contains cross-termination provisions that are triggered in the event of a termination of any of these agreements.

Brand Licence Agreement
The Company entered into an amended brand licence agreement with AT&T Canada Enterprises under which it was granted a licence to use the AT&T brand on a co-branded basis in connection with the marketing of the Company’s wireless services. Each of AT&T Canada Enterprises and Rogers Wireless has the right to terminate the amended brand licence agreement if specified competitors of AT&T and its affiliates acquire direct or indirect control of Rogers Wireless or RCI. If the amended brand licence agreement terminates, generally each of the other strategic alliance agreements will also terminate.

Mobile Wireless Marketing, Technology and Services Agreement
The Company entered into an amended and restated mobile wireless marketing, technology and services agreement with AWE that enables them to share marketing and technology information and requires the parties to work together to develop networks with common features for their respective subscribers.

Roaming Agreement
The Company maintains a reciprocal agreement whereby AWE provides wireless communications services to the Company’s subscribers when they travel to the U.S., and the Company provides the same services to AWE subscribers when they travel to Canada.

Supply and Marketing Agreements
The Company entered into a supply and marketing agreement with AT&T Canada under which each party granted the other party a right of first offer to supply the other party’s telecommunications services where that party wishes to obtain these services for the purposes of sale to end users, whether on a resale or sales agent basis. Each of the parties was required to purchase from the other all of its requirements for mobile wireless services (in the case of AT&T Canada) and domestic long distance services (in the case of the Company) used for their respective internal administrative business operations. The supply and marketing agreement also required the parties to work together to market their respective services to corporate accounts and to work together on bundled and co-marketed product offerings. AT&T Canada is presently restructuring pursuant to the Companies’ Creditors Arrangements Act (Canada) and as part of that process, has announced that its relationship with AT&T and AT&T Canada Enterprises would not continue. As a consequence, both the Supply and Marketing Agreement and the Non-Competition Agreement (described below) terminated in January 2003.

Non-Competition Agreement
The Company entered into a non-competition agreement with AT&T Canada under which it has agreed not to engage in the sale of various wireline telephone services other than on a bundled or co-marketed basis, and AT&T Canada has agreed that it will not engage in the sale of mobile wireless services other than on a bundled or co-marketed basis. As described above, this agreement terminated in January 2003.

Transmission Facilities Agreement
The Company entered into a transmission facilities agreement with AT&T Canada under which it has agreed with AT&T Canada to co-operate in the planning and sharing of network facilities to achieve operating efficiencies. The transmission facilities agreement may be terminated by either party on 12 months’ notice and is not directly affected by a termination of the Supply and Marketing Agreement or the Non-Competition Agreement. Any termination of the Transmission Facilities Agreement does not impact the then existing shared facilities arrangements.

AWE Investment in the Company
As part of the renewed strategic alliance, AT&T and British Telecommunications plc (“BT”) created JVII, a partnership that was 50% indirectly owned by each of AT&T and BT, and, through JVII, they indirectly acquired an equity interest of approximately 33 1/3% in the Company for a purchase price of approximately $1.4 billion in 1999. In preparation for its planned spin-off of AWE, AT&T transferred its interest in JVII to AWE. In June 2001, AWE acquired BT’s interest in JVII. Also in 2001, through JVII, AWE participated in an equity rights offering to finance the Company’s acquisition of additional spectrum licences. (See Note 9(C)(iii) to the Consolidated Financial Statements). AWE’s equity interest is currently approximately 34.3%.

RCI Arrangements
Management Services Agreement
The Company is party to a management services agreement with RCI under which RCI agrees to provide supplemental executive, administrative, financial, strategic planning, information technology and various additional services to it. Those services relate to, among other things, assistance with tax advice, Canadian regulatory matters, financial advice (including the preparation of business plans and financial projections and the evaluation of PP&E expenditure proposals), treasury services, service to the Company’s Boards of Directors and committees of the Boards of Directors, advice and assistance on relationships with employee groups, internal audits, purchasing assistance and legal services.
     Pursuant to the terms of this management service agreement, the Company has agreed to pay RCI certain fees under the management services agreement equal to the greater of $8 million per year (adjusted for changes in the Canadian Consumer Price Index from January 1, 1991) and an amount determined by RCI and the independent directors serving on the Company’s Audit Committee under guidelines specified in the Management Services Agreement (taking into account, among other things, a proportionate share of RCI’s corporate overhead costs plus 15%). The Company has also agreed to reimburse RCI for all out-of-pocket expenses incurred in respect of services provided to it by RCI under the management services agreement. For the year ended December 31, 2002, the Company paid RCI a total of $11.0 million, including increases in the Canadian Consumer Price Index.

Cost Sharing Agreements
In order to take advantage of economies of scale and reduce overall costs, the Company shares with RCI and its affiliates in certain costs including purchasing, human resources, customer call centres, real estate administration, accounts payable processing, remittance processing, payroll processing, e-commerce, the RCI data centre and other common services and activities.
     For similar reasons, the Company has entered into agreements with RCI’s cable television division, Rogers Cable, to share on a pro rata basis the cost of certain fibre-optic transmission and microwave facilities. Since there are significant fixed costs associated with these transmission links, the Company has achieved economies of scale by sharing these facilities with its affiliated companies. The Company has reduced capital costs as a result of these agreements, which include a long-term services arrangement with the cable television division for transmission services on fibre-optic facilities owned by it. In addition, the Company charges Rogers Cable for the use of its data circuits, data transmission and links.
     The Company leases, at market rates, certain office space which it owns to RCI and its affiliates.
     Pursuant to an agreement with Rogers Cable, the Company invoices and provides collection services for those customers who receive services from both Rogers Cable and the Company and choose to receive a consolidated invoice.
     Rogers Cable and the Company have also entered into agreements to co-operate in the offering of their respective products and services, in particular through the Rogers Video retail outlets owned by Rogers Cable.

Corporate Opportunity
The Company has agreed with RCI under a business areas and transfer agreement that RCI will, subject to any required regulatory, lender or other approvals, continue to conduct all of its cellular telephone operations and related mobile communications businesses through it.
     In July 1999, the business areas and transfer agreement was amended to permit RCI and its subsidiaries, other than the Company and its subsidiaries, to resell the wireless communications services and products that it may agree to supply to RCI and its subsidiaries.
     RCI has also agreed with the Company that if RCI acquires, through one or more transactions, a controlling interest in assets or operations that are within Wireless’ permitted businesses, as described below, RCI will, subject to any required regulatory, lender or other approvals, promptly offer to transfer RCI’s interest in those assets and operations to Wireless for a purchase price equal to RCI’s cost, if readily determinable, or otherwise RCI’s determination of fair value of the assets, plus, in either case, costs and expenses incurred by RCI in transferring the assets and operations to Wireless. If RCI’s determination of fair value with respect to any such offer is in excess of $10.0 million and if the Company’s independent directors disagree with such determination, then the fair value shall be determined by an independent valuer chosen by the independent directors of the Company.

     In order to reduce difficulties that may arise in allocating business opportunities, the Company’s Articles of Incorporation, as amended, provide that, unless the holders of a majority of its Class A Multiple Voting shares otherwise consent, it is prohibited from engaging, directly or indirectly through its subsidiaries, in businesses other than (i) the business that it engaged in on June 17, 1991 and (ii) mobile communications services. At present, RCI holds the majority of the Company’s Class A Multiple Voting shares.
     Mobile communications services are defined as communications services where either the terminal from which the communications originated or on which the communications are alternately received, or both, are mobile radio communications devices (including, in each case, mobile communications devices that are being used in a fixed mode) and include, but are not limited to, cellular telephone equipment sales and related services, paging and mobile voice/data equipment sales and related services, local area personal communications networks and all activities reasonably necessary or incidental thereto.
     In August 1999, as part of the shareholders’ agreement with JVII, RCI irrevocably consented to the Company and its subsidiaries carrying on wireline telecommunications businesses outside of the cable territories operated by affiliates of RCI, subject to the Company complying with its contractual and other legal obligations to JVII. The foregoing limitations automatically terminate and the Company may thereafter engage in any lawful business at such time as RCI no longer holds, directly or indirectly, capital stock of the Company representing 20% or more of the combined voting power of all of its outstanding capital stock.
     The Company’s Articles of Incorporation provide that neither it nor any shareholder of Rogers Wireless will have a claim against RCI or any director or officer thereof or of an affiliate for a breach of a fiduciary duty on account of a diversion of a corporate opportunity unless:

•	the opportunity related solely to a business in which the Company is authorized to engage; and

•	its directors who are not affiliated with RCI have not disclaimed the opportunity by majority vote thereof.

For purposes of the Company’s Articles of Incorporation, this means, with respect to any entity, that 80% or more of its revenues or assets are derived from or dedicated to businesses in which the Company is permitted to engage. Notwithstanding such limitations on liability in our Articles of Incorporation, the Company’s directors and officers are subject to a statutory duty of good faith under the Canada Business Corporations Act and this duty is not waived by the provisions of our Articles of Incorporation.

Minority Shareholders Protection Agreement
The Company has entered into a Shareholder Protection Agreement with RCI that extends certain protections to holders of the Company’s Class B Restricted Voting shares (“RWCI Restricted Voting shares”). The Company has agreed with RCI that: i) in respect of a “going-private” transaction involving the Company proposed by RCI or insiders, associates or affiliates thereof, (a) a formal valuation of the Company’s Restricted Voting shares will be prepared by an independent valuer, (b) the consideration offered per share will not be less than the value or will be within or exceed the range of values per share arrived at in the formal valuation, and (c) such transaction will be subject to approval by the majority of the minority of the Company’s Restricted Voting shares (minority shareholders will exclude the Company’s affiliates); and ii)in respect of an issuer bid or insider bid made by RCI or any of its subsidiaries relating to the Company, (a) a formal valuation will be prepared by an independent valuer, (b) the consideration offered per share to holders of the Company’s Restricted Voting shares will not be less than 66 2/3% of the value (or of the midpoint of the range of values) arrived at in the formal valuation.
     The Company and RCI have also agreed under the terms of the Shareholder Protection Agreement that a committee of independent directors of the Company will be responsible for the selection of the independent valuer and will review and report to the Board of Directors on any transaction. The Board of Directors will be required to disclose its reasonable belief as to the desirability or fairness of the transaction to holders of the Company’s Restricted Voting shares.
     The Shareholder Protection Agreement provides certain instances where a transaction is not subject to the valuation and minority approval requirements, including if the price to be offered to all shareholders is arrived at through arm’s length negotiations with a selling holder of a sizeable block of the Company’s Restricted Voting shares, provided such holder had full knowledge and access to information concerning RWCI. Further, a going-private transaction will not be subject to minority shareholder approval where 90% or more of the outstanding Company’s Restricted Voting shares are held by RCI or its affiliates. RCI has agreed that, so long as RCI owns or controls shares representing 50% or more of the voting interest of the shares of the Company, RCI will not vote any of the Company’s Restricted Voting shares which it may own or control with respect to the election of the three directors to be elected by the holders of the Company’s Restricted Voting shares as a class.
     The provisions of the Shareholder Protection Agreement may not be waived or amended by RWCI or RCI without the approval of the majority of holders of the Company’s Restricted Voting shares, excluding any holder who was an affiliate of the Company. The rights and obligations under the Shareholder Protection Agreement are in addition to any applicable requirements of law and regulatory authorities.

Shareholders’ Agreement
In connection with the JVII investment, the Company, RCI, and JVII entered into a shareholders’ agreement. The Shareholders’ Agreement provides for, among other things, the following:

•	the grant by RCI of various governance rights in favour of JVII with respect to the Company and its wholly owned subsidiary, RWI, including the ability to nominate four directors of its Boards of Directors and representation of these directors on each committee of the respective Boards of Directors;

•	the grant by RCI to JVII of the ability to nominate any Chief Technology Officer for the Company or RWI;

•	JVII approval over various transactions involving the Company or RWI, including:

•	a sale of all or almost all of its assets, including a sale of control of RWI;

•	a decision by RWI to carry on a business other than specified wireless businesses;

•	certain issuances of equity securities by the Company;

•	certain business combinations;

•	the entering into by the Company of certain material contracts, including material contracts outside the ordinary course of business with specified competitors; and

•	the issuance of indebtedness by the Company that would result in total indebtedness for borrowed money outstanding in excess of five times earnings before interest, taxes, depreciation and amortization (“EBITDA”) based on 12 months trailing EBITDA calculated on a consolidated basis;

•	the grant by RCI to JVII of the right to make a first offer and the right of first negotiation in respect of that offer if RCI wishes to transfer its shares of the Company (other than to members of the Rogers Group of Companies or pursuant to other exceptions);

•	the grant by JVII to RCI of the right of first offer and the right of first negotiation in respect of that offer if JVII decides to sell its shares of Wireless;

•	if the Company proposes to issue treasury shares, each of RCI and JVII has the ability to exercise pre-emptive purchase rights in order to maintain their respective voting and equity interests in it; and

•	JVII’s support of any going-private transaction relating to Wireless which is initiated by RCI and which does not dilute JVII’s equity and voting interest in the Company.

The Shareholders’ Agreement will generally remain in effect for as long as JVII continues to hold at least 20% of the equity shares of the Company. In addition, JVII has the right to terminate the shareholders’ agreement if specified competitors of AT&T and its affiliates acquire direct or indirect control of RWCI or RCI.

Related Party Transactions
During 2002, the Company entered into various related party transactions. Refer to Note 15 to the Consolidated Financial Statements for details.

OPERATING AND FINANCIAL RESULTS

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001
For purposes of this discussion, revenue has been classified according to following categories: (1) wireless voice; (2) data and messaging services; and (3) equipment sales. Wireless generates its wireless voice revenues principally from (a) monthly fees; (b) airtime, usage and long-distance charges; (c) optional service charges; (d) system access fees; and (e)roaming charges. Revenues from data and messaging are generated from monthly fees, usage charges and roaming. Equipment sales revenue is generated from the sale of hardware and accessories to independent dealers, agents, retailers, and directly to subscribers (i.e. e-business).
     The Company’s operating expenses are comprised principally of: (1) sales and marketing expenses; (2) network operating expenses; (3) customer care expenses; (4) costs of service delivery; and (5) general and administrative expenses including management fees paid to RCI. Sales and marketing expenses consist primarily of (a) subscriber acquisition costs, including dealer commissions and costs associated with providing handsets; (b) subscriber retention costs, including costs related to handset upgrades for qualified subscribers; (c) residual payments to sales channels; (d) advertising costs; and (e) related remuneration costs. Network operating expenses are comprised primarily of (a) rent, maintenance and utility costs associated with cell sites; (b) Industry Canada licencing fees associated with spectrum utilization; and (c) remuneration costs for network support. Customer care expenses consist primarily of general costs associated with customer care, billing and other back office systems and credit and collections. Cost of service delivery expenses consist principally of (a) inter-carrier payments to roaming partners and long-distance carriers and (b) the CRTC contribution levy.

Summarized Consolidated Financial Results

(In millions of dollars, except per share amounts)
Years ended December 31,	2002	2001	Chg	% Chg

Operating revenue
Wireless voice	$1,699.1	$1,515.3	$183.8	12.1
Data and messaging	60.1	56.5	3.6	6.4

Network revenue	1,759.2	1,571.8	187.4	11.9
Equipment sales	206.7	181.3	25.4	14.0

Total operating revenue	$1,965.9	$1,753.1	$212.8	12.1

Operating expenses
Sales and marketing, excluding retention	$462.8	$399.8	$63.0	15.8
Other	986.4	952.0	34.4	3.6

	$1,449.2	$1,351.8	$97.4	7.2

Operating profit before the following:[1]	$516.7	$401.3	$115.4	28.8
Change in estimates of sales tax and CRTC contribution liabilities	(12.3)	–	(12.3)	–
Depreciation and amortization	457.1	382.6	74.5	19.5

Operating income	$71.9	$18.7	$53.2	284.5

Interest expense	195.2	204.0	(8.8)	(4.3)
Other (income) expense	(0.5)	(2.7)	2.2	(81.5)
Gain on repurchase of long-term debt	(31.0)	–	(31.0)	–
Foreign exchange (gain) loss	(6.4)	35.1	(41.5)	–
Income taxes	5.3	7.0	(1.7)	(24.3)

Loss for the year[2]	$(90.7)	$(224.7)	$134.0	–

Loss per share – basic and diluted[2]	$(0.64)	$(1.66)	$1.02	–

Property, plant and equipment expenditures (excluding spectrum licence acquisition costs of $396.8 million3)	$564.6	$654.5	$(89.9)	(13.7)

Operating profit margin as a % of network revenue[1]	29.4%	25.5%

1	Operating profit is defined herein as operating income before depreciation, amortization, interest, income taxes, non-operating items, and change in estimates of sales tax and CRTC contribution liabilities and non-recurring items and is a standard measure that is commonly reported and widely used in the wireless communications industry to assist in understanding and comparing operating results. Operating profit is not a defined term under generally accepted accounting principles (“GAAP”). Accordingly, this measure should not be considered as a substitute or alternative for net income or cash flow, in each case as determined in accordance with GAAP.

2	Effective January 1, 2002, the Company adopted the amendments to Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1650 on foreign currency translation. As a result of this adoption, the Company’s 2001 results have been restated. See Note 2(E ) to the Consolidated Financial Statements.

3	Spectrum licences for the deployment of next generation wireless services across Canada were acquired in February 2001 at a total cost of $396.8 million.

Operating Highlights and Significant Developments of 2002
•	the net addition of approximately 364,000 wireless voice subscribers, of which approximately 88% were higher value postpaid subscriber additions, a significant increase from 42% postpaid in 2001. Accordingly, postpaid voice subscriber net additions were higher by 122,000, or 62% versus 2001. The wireless voice subscriber base totalled 3,356,000 at December 31, 2002, representing growth of 12.2% for the year;

•	reduced average monthly postpaid voice subscriber churn to 1.98% in 2002 compared to 2.24% in 2001;

•	achieved year-over-year operating profit growth of 28.8%;

•	completed the installation of the 1.9 GHz GSM/GPRS network to fully match the coast-to-coast analog footprint, covering approximately 93% of the Canadian population, and began deployment of GSM/GPRS at 850 MHz late in 2002;

•	announced agreements to distribute leading-edge integrated wireless voice and data PDA’s including products from Research In Motion, Handspring, Motorola, and wireless aircards for mobile PC data connectivity from Sierra Wireless;

•	commenced cross-border GSM roaming into the U.S. with AWE and Cingular, and into 54 other countries around the world;

•	launched availability of downloadable ring tones and on-screen graphics on SMS and Internet enabled wireless devices;

•	began offering, in conjunction with Canada’s other wireless providers, inter-carrier mobile text messaging;

•	stabilized monthly average revenue per postpaid user (“ARPU”) from postpaid voice subscribers at $56.11 in 2002 compared to $56.39 in 2001;

•	repurchased US$45.9 million aggregate principal amount of U.S. dollar-denominated long-term debt, resulting in a gain of $31.0 million;

•	received clarification from the CRTC on the final contribution rate for 2002 of 1.3%, significantly reduced from the 2001 rate of 4.5%, which had the effect of decreasing expenses by $30.2 million year-over-year;

•	introduced processes and systems designed to reduce on-going operating costs, such as voice recognition customer service for prepaid subscribers.

Wireless Voice Revenue and Subscribers

(Subscriber statistics in thousands, except ARPU, churn and usage)
Years ended December 31,	2002	2001	Chg	% Chg

Postpaid
Gross additions	883.6	800.2	83.4	10.4
Net additions	319.8	197.5	122.3	61.9
Total subscribers	2,577.1	2,257.3	319.8	14.2
ARPU	$56.11	$56.39	$(0.28)	(0.5)
Average monthly usage (minutes)	324	302	22	7.3
Churn (%)	1.98%	2.24%	(0.26%)	(11.6)
Prepaid
Gross additions	243.3	420.9	(177.6)	(42.2)
Net additions (reductions)	44.2	267.9	(223.7)	(83.5)
Total subscribers	778.7	734.5	44.2	6.0
ARPU[1]	$10.17	$10.29	$(0.12)	(1.2)
Churn (%)	2.23%	2.75%	(0.52%)	(18.9)
Total – Postpaid and Prepaid
Gross additions	1,126.9	1,221.1	(94.2)	(7.7)
Net additions	364.0	465.4	(101.4)	(21.8)
Total subscribers	3,355.8	2,991.8	364.0	12.2
ARPU (blended)[1]	$45.17	$46.60	$(1.43)	(3.1)

1	Prepaid ARPU is calculated on net wholesale revenues to the Company.

Wireless Voice Revenue
Wireless voice revenue in 2002, which accounted for 86.4% of the Company’s total operating revenue, was $1,699.1 million, an increase of $183.8 million or 12.1% from 2001. This revenue growth reflects the 12.2% increase in the number of wireless voice subscribers over fiscal 2001 and relatively unchanged ARPU year-over-year. The Company’s success in attracting a greater proportion of higher valued postpaid subscribers, combined with pricing increases, resulted in relatively stable blended ARPU on a year-over-year basis. Average monthly postpaid ARPU was $56.11, down only $0.28, or 0.5%, from $56.39 in 2001. Average monthly airtime usage per postpaid subscriber increased to 324 minutes in 2002 from 302 minutes in 2001.
     Average monthly postpaid churn improved to 1.98% as compared to 2.24% in 2001. The Company took a number of steps in 2002 to facilitate improved churn performance, including refocusing its customer retention programs to reduce churn levels through segmented and focused management of its subscriber base as well as enhancing its customer service operations.
     Prepaid wireless voice net additions of 44,200 in 2002 accounted for 12.1% of the total net additions in the year as compared to 57.6% in 2001. Prepaid ARPU declined slightly to $10.17 in 2002 from $10.29 in 2001. While prepaid gross and net activations were significantly lower than the levels experienced by the Company in 2001, these results were expected as the Company moved to reduce handset subsidies and generally placed much less emphasis on marketing its prepaid product.

Wireless Data and Messaging Services

(Subscriber statistics in thousands, except ARPU, churn and usage)
Years ended December 31,	2002	2001	Chg	% Chg

Gross additions
Data and two-way messaging	44.0	36.7	7.3	19.9
One-way messaging	58.9	104.6	(45.7)	(43.7)

	102.9	141.3	(38.4)	(27.2)

Net additions (reductions)
Data and two-way messaging	27.0	27.9	(0.9)	(3.2)
One-way messaging	(70.5)	(44.4)	(26.1)	58.8

	(43.5)	(16.5)	(27.0)	163.6

Total subscribers
Data and two-way messaging	81.7	54.7	27.0	49.4
One-way messaging	302.2	372.7	(70.5)	(18.9)

	383.9	427.4	(43.5)	(10.2)

Revenue
Data and two-way messaging	$24.9	$12.9	$12.0	93.0
One-way messaging	35.2	43.6	(8.4)	(19.3)

	$60.1	$56.5	$3.6	6.4

ARPU
Data and two-way messaging	$28.15	$27.54	$0.61	2.2
One-way messaging	8.79	9.34	(0.55)	(5.9)

Data and two-way messaging services revenue was $24.9 million in 2002, an increase of $12.0 million or 93% from 2001. This increase was due to a 49.4% increase in the Company’s higher ARPU data and two-way messaging subscribers. The Company’s monthly data and two-way messaging ARPU increased $0.61 or 2.2% from 2001, reflecting an increase in the mix of subscribers on higher-priced services.
     One-way messaging (paging) revenues of $35.2 million declined $8.4 million, or 19.3%, from 2001 as a result of an 18.9% decline in subscribers to this mature product as compared to 2001. The Company believes this reduction was due to a continuing transition in one-way paging to wireless voice or two-way messaging services and expects this trend to continue.

Equipment Sales Revenue
In 2002, revenue from wireless voice, data and messaging equipment sales was $206.7 million, up $25.4 million, or 14.0%, from the prior year. The increase in equipment revenues reflects the generally more sophisticated handsets and devices associated with the significantly higher volume of postpaid customer additions. However, this increase in sales does not materially affect the Company’s operating income as the Company generally sells equipment to distribution at a price close to cost to facilitate competitive pricing at the retail level.

Wireless Operating Expenses

(In millions of dollars, except per subscriber statistics)
Years ended December 31,	2002	2001	Chg	% Chg

Operating expenses before sales, marketing and retention costs[1]	$667.6	$668.8	$(1.2)	(0.2)
Sales and marketing costs, excluding retention costs	466.1	399.6	66.5	16.6
Retention costs	108.9	102.2	6.7	6.6
Average monthly operating expenses before sales and marketing costs per subscriber[1]	$15.71	$17.76	$(2.05)	(11.5)
Sales and marketing cost per gross addition, excluding retention costs	$379	$293	$86	29.4

1	2002 operating expenses exclude the benefit of non-recurring items.

Total operating expenses, before sales, marketing and retention costs, were $667.6 million, relatively unchanged from 2001. One of the primary contributors to the flat expense levels on a year-over-year basis is the decrease in CRTC contribution expense of $30.2 million due to the reduction in the contribution rate from 4.5% in 2001 to 1.3% in 2002. Excluding the impact of the CRTC contribution, expenses increased 4.8% on a year-over-year basis, which is substantially lower than the 12.2% increase in the total number of wireless voice subscribers. The Company was also successful in reducing the costs related to its customers roaming outside of Canada through more favourable roaming arrangements with certain U.S. carriers.

     The majority of the operating expenses relate directly to providing customers with service, whether it be from a network or customer service perspective. An example of the Company working to reduce operating costs was the adoption of new technologies, such as voice recognition software that allows the self-activation and self-service of prepaid accounts. The Company will continue to use technology enhancements such as these to drive reductions in costs, on a per subscriber basis, over the long term.
     Average monthly operating expense per subscriber, excluding sales and marketing and retention costs, decreased $2.05, or 11.5%, to $15.71 in 2002, compared to $17.76 in 2001. This year-over-year reduction reflects scale economies from the larger subscriber base combined with CRTC contribution cost reductions, roaming cost reductions, and improved efficiencies in call centre and network maintenance operations.

Sales and Marketing Costs
The 16.6% year-over-year increase in total sales and marketing expenses was due to higher variable acquisition costs associated with the significant shift in the mix of postpaid subscriber additions to 78.4% of gross additions in 2002 as compared to 65.5% in 2001, resulting in a 10.4% year-over-year increase in the number of postpaid gross additions. In addition, variable sales and marketing expenses increased in line with the Company’s strategy to attract higher value customers. The Company also invested more in advertising and promotion on a year-over-year basis as it emphasized the value proposition related to data and other product offerings. Sales and marketing costs per wireless subscriber gross addition, excluding subscriber retention costs, were $379, an increase of $86, or 29.4%, from $293 in 2001.

Customer Retention Costs
The Company’s existing wireless voice, messaging and data subscriber base, which totals approximately 3.7 million, represents one of its single most valuable assets. The cost to acquire a new subscriber is generally much higher than the cost of retaining an existing subscriber relationship. As such, the Company focuses extensively on retaining its existing subscribers through customer satisfaction, loyalty programs, and the proactive renewal of subscriber service contracts. Total retention program costs for 2002 were $108.9 million, $6.7 million, or 6.6%, higher than 2001. These costs include payments to the Company’s distribution for ongoing service to its existing customers, as well as handset upgrade and program costs associated with its loyalty and renewal programs. The increase in costs over 2001 is attributable to the continued growth in the subscriber base resulting in generally higher levels of retention spending, partially offset by targeted and structured retention efforts. The Company believes that lower churn is a leading indicator of the success of retention efforts. With average monthly postpaid voice churn declining to 1.98% in 2002 from 2.24% in 2001, the Company is satisfied that the investment in retention efforts is returning substantial financial benefits.
     At December 31, 2002, the Company, as a result of its sales and retention strategies, had 61% of its postpaid wireless subscriber base under contracts with an initial term of at least twelve months.

Operating Profit
Revenue increased at a faster rate than expenses, resulting in operating profit of $516.7 million in 2002, an increase of $115.4 million, or 28.8%, from $401.3 million in 2001. Operating profit as a percentage of network revenue, or operating profit margin, improved in 2002 to 29.4% from 25.5% in 2001.

Fixed Charges
Depreciation and amortization expense totalled $457.1 million in 2002, an increase of $74.5 million, or 19.5%, from $382.6 million in 2001 due to the increase in the recent years’ PP&E spending, which is more fully discussed in the subsection entitled “Property, Plant and Equipment Expenditures.” Interest expense was $195.2 million in 2002, an increase of $10.1 million or 5.5% from $185.1 million in 2001, due to higher average long-term debt balances. (See subsection entitled “Financial Position – Liquidity and Capital Resources” for further details and description.)

Loss

(In millions of dollars, except per share data)
Year Ended December 31,	2002	2001	Chg	% Chg

Loss for the year	$(90.7)	$(224.7)	$134.0	–
Loss per share	$(0.64)	$(1.66)	$1.02	–

The Company’s loss for the year decreased $134.0 million due to a year-over-year increase in operating profit of $115.4 million, a net recovery of $12.3 million related to a change in estimates of sales tax liabilities and CRTC contribution; a stronger Canadian dollar resulting in a foreign exchange expense reduction of $41.5 million and a net gain of $31.0 million realized on the repurchase of long-term debt, partially offset by an increase in interest expense of $10.1 million and an increase of $74.5 million in depreciation and amortization expense.

Employees
Effective January 1, 2002, in an effort to enhance the quality of customer service and better utilize call centre facilities and related assets, call centre operations were centralized across the Rogers Group of Companies. As a result of this centralization of customer service and related support functions, prior year full-time equivalent (“FTE”) staff levels have been restated. The Company ended 2002 with 2,300 FTEs, an increase of 250 from 2,050 at December 31, 2001. The increase in staff was primarily concentrated in the areas of sales and marketing as the Company focused its subscriber acquisition programs and retention efforts on customer segments and plans that would yield greater value to the Company.

Property, Plant and Equipment Expenditures
Plant, property and equipment expenditures totalled $564.6 million in 2002, a decrease of $89.9 million or 13.7% from $654.5 million in 2001. Network related PP&E expenditures of $411.5 million consisted primarily of $65.3 million for the completion of the initial 1.9 GHz GSM/GPRS network overlay, $152.1 million for capacity expansion, substantially all relating to the 1.9 GHz GSM/GPRS network and transmission infrastructure, and $128.5 million for the construction of new sites for improved coverage in existing service areas and sites for expanded coverage. Deployment of GSM/GPRS equipment in the 850 MHz frequency band was initiated during the fourth quarter with expenditures of $37.1 million. The remaining balance of $28.5 million in network PP&E expenditures related primarily to technical upgrade projects, operational support systems, and the addition of new services. The Company has continued to construct the infrastructure necessary for higher quality digital coverage and lower cost incremental capacity, by adding channels on existing sites and 245 new cell sites in 2002. Other PP&E expenditures consisted of $71.8 million for information technology initiatives, $47.9 million for expansion of the Company’s headquarters facilities, and $33.4 million for call centres, and other facilities and equipment.

Spectrum Acquisition
In January 2001, Industry Canada conducted an auction for 62 wireless licences in the 1.9 GHz frequency band in 16 regions across Canada. Rogers Wireless acquired an additional 20 MHz of spectrum in eastern and northern Ontario, southern Quebec, Alberta, British Columbia, the Midwest and the Atlantic Provinces, and 10 MHz of spectrum in southern Ontario. The aggregate cost to Wireless of the spectrum licences was $396.8 million.

OPERATING RISKS AND UNCERTAINTIES

The Company’s business is subject to several operating risks and uncertainties that could result in a material adverse effect on its business and financial results as outlined below.
     It is expected that a substantial portion of future revenue growth will be achieved from new and advanced wireless voice and data transmission services. Accordingly, the Company has invested significant capital resources in the development of the GSM/GPRS network in order to offer these services. However, consumers may not provide sufficient demand for these advanced wireless services. Alternatively, Wireless may fail to anticipate demand for certain products and services, or may not be able to offer or market these new products and services successfully to subscribers. Wireless’ failure to attract subscribers to new products and services, or failure to keep pace with changing consumer preferences for wireless services, could slow revenue growth and have a material adverse effect on our business and financial condition.
     The Company could face increased competition if there is a removal or relaxation of the limits on foreign ownership and control of wireless licences. Legislative action to remove or relax these limits could result in foreign telecommunication companies entering the Canadian wireless communications market, either through the acquisition of wireless licences or of a holder of wireless licences. Such companies could have significantly greater capital resources than the Company. The Company supports removal of the limits on foreign ownership and control and believes that removal would give the Company greater access to lower cost capital.
     Aggressive pricing over time has reduced Canadian wireless communications pricing to among the lowest in the industrialized world. Wireless believes that competitive pricing is a factor in causing churn. It cannot predict the extent of further price competition and customer churn into the future, but it anticipates some ongoing re-pricing of its existing subscriber base, as lower pricing offered to attract new customers is extended to or requested by existing customers. In addition, as wireless penetration of the population deepens, new wireless customers may generate lower average monthly revenues than Wireless’ existing customers, which could slow revenue growth.
     The Company cannot anticipate what, if any, impact new wireless communications services or lower prices could have on overall market growth. It intends to compete vigorously for all customer segments, focusing on the business, consumer and youth segments, and in all geographic markets based on the strengths of its extensive networks and broad digital services coverage, strong brands and wide distribution presence.
     Commencing January 1, 2001, Wireless was required to make payments equal to an annual percentage of adjusted revenues in accordance with the new revenue-based contribution scheme. The percentage of adjusted revenues payable is revised annually by the CRTC. The CRTC has announced the final rate for 2002 and interim rate for 2003 of 1.3%. The Company cannot anticipate the final rate for 2003 or for future years. An increase in the rate would have a negative impact on operating profits.

     Late in 2002, Industry Canada released a consultation paper proposing a new methodology for calculating spectrum fee assessments (excluding auction spectrum). Spectrum fees are currently assessed on a per radio channel basis in the case of cellular and a per site basis for PCS. The new regime proposes an annual cost per MHz per population for both of cellular and PCS, and therefore fees will be based on the amount of spectrum held by the carrier, regardless of the degree of deployment or the number of sites. The rate proposed by Industry Canada results in overall increases for all major carriers, and is proposed to come into effect on April 1, 2004. Increases would be phased in over a seven-year period to 2011.
     The operation of the Company’s wireless communications network, the marketing and distribution of its products and services, and the continued evolution to third generation network technology will continue to require substantial capital resources. PP&E expenditures in 2003 are expected to decline from 2002 to between approximately $400 and $425 million.
     There is no guarantee that the deployment by Wireless of EDGE technology will be competitive or compatible with other technologies. The Company expects to begin supplementing its GSM/GPRS network with EDGE technology in 2003. While it and its strategic partners have selected these technologies as an evolutionary step from their current to future networks, there are other competing technologies that are being developed and implemented in Canada and in other parts of the world. None of the competing technologies are directly compatible with each other. If the next generation technology that gains the most widespread acceptance is not compatible with Wireless’ networks, competing services based on such alternative technology may be preferable to subscribers.
     Media and other reports have linked radio frequency emissions from wireless handsets to various health concerns, including cancer, and to interference with various medical devices, including hearing aids and pacemakers. While there are not definitive reports or studies stating that radio frequency emissions are directly attributable to such health issues, concerns over radio frequency emissions may discourage the use of wireless handsets or expose the Company to potential litigation. It is also possible that future regulatory actions may result in the imposition of more restrictive standards on radio frequency emissions from low powered devices such as wireless handsets. The Company is unable to predict the nature or extent of any such potential restrictions.
     Certain provincial government bodies are considering legislation to restrict or prohibit wireless handset usage while driving. Legislation banning the use of hand-held phones was passed in Newfoundland in late 2002, with implementation likely in April 2003, which will permit the use of hands-free devices. Legislation has been proposed in some other jurisdictions to restrict or prohibit the use of wireless handsets while driving motor vehicles. Some studies have indicated that certain aspects of using wireless handsets while driving may impair the attention of drivers in various circumstances, making accidents more likely. If laws are passed prohibiting or restricting the use of wireless handsets while driving, it could have the effect of reducing subscriber usage. Additionally, concerns over the use of wireless telephones while driving could lead to potential litigation relating to accidents, deaths or bodily injuries.

FINANCIAL POSITION – LIQUIDITY AND CAPITAL RESOURCES

The Company’s loss for the fiscal year ended December 31, 2002 was $90.7 million compared to a loss of $224.7 million in 2001. This $134.0 million decrease in its loss was driven primarily by (1) a year-over-year increase in operating profit of $115.4 million; (2) a net recovery of $12.3 million, primarily related to a change in estimates of sales tax and CRTC contribution; (3) a stronger Canadian dollar resulting in a reduction in foreign exchange losses of $41.5 million; (4) a net gain of $31.0 million realized on the repurchase of long-term debt, partially offset by; (5) an increase in interest expenses of $10.1 million; and (6) an increase of $74.5 million in depreciation and amortization expense due to the increased fixed asset base.
     Cash generated from operations before changes in working capital, which is calculated by adding back all non-cash items such as depreciation and amortization to the loss for the year, increased to $310.6 million in 2002 from $211.8 million in 2001. The $98.8 million increase is mainly the result of the increase in operating profit as discussed above.
     Taking into account the changes in working capital for the 2002 fiscal year, cash generated from operations increased by $331.9 million to $462.9 million compared to $131.0 million in the previous year. Cash flow from operations of $462.9 million, together with (1) $97.0 million in net drawdowns under the Company’s bank credit facility; (2) $64.4 million in proceeds received on the termination of certain cross-currency interest rate exchange agreements; and (3) $2.8 million received from the issuance of Class B Restricted Voting shares under employee share purchase plans and the exercise of employee options, resulted in total funds raised in 2002 of approximately $627.1 million.
     These funds were used to: (1) fund fixed asset additions of $564.6 million; (2) repurchase US$45.9 million aggregate principal amount of U.S. dollar-denominated long-term debt for a total of $42.2 million; and (3) $4.9 million net repayment of capital leases and mortgages. In total, $611.7 million of funds were used in the year, resulting in cash of $15.4 million generated during the year. Taking into account the $5.4 million cash deficiency at the beginning of the year, cash on hand at the end of 2002 was $10.1 million.

FINANCING

The Company’s long-term financial instruments are described in Note 8 to the Consolidated Financial Statements. Financing activity is outlined below.
     Certain interest rate and cross-currency exchange agreements were terminated during the year in the aggregate notional amount of US$335.1 million, which resulted in cash proceeds of $64.4 million. The Company used a portion of the proceeds of these transactions to repurchase in total US$45.9 million principal amount of Senior Secured Notes and Senior Subordinated Notes. See Note 8(H) to the Consolidated Financial Statements.
     The Company’s required repayment of long-term debt in the next five years totals $783.8 million. In the three-year period from 2003 through 2005, the repayments total approximately $8.4 million. In 2006, required repayments total $182.7 million and include the $160.0 million 10.5% Senior Secured Notes and a $22.2 million mortgage. The 2007 required repayments of $592.7 million are comprised of $309.8 million for the repayment of the 8.30% Senior Secured Notes due 2007 and $282.9 million for the repayments of 8.80% Senior Subordinated Notes due 2007.
     The Company expects to continue to incur significant PP&E expenditures. In 2003, Wireless expects PP&E expenditures to be between $400 million and $425 million. While the Company expects operating profit to increase in 2003, the Company expects a net cash shortfall in 2003. Wireless believes that it will have sufficient capital resources to satisfy its cash funding requirements in 2003 taking into account cash from operations and amounts available to be borrowed under its amended bank credit facility.
     The Company’s bank credit facility, amended in April 2001, provides a revolving facility of up to $700.0 million and an operating line of credit provides for up to $10.0 million. Of all of Wireless’ debt instruments, the terms of the bank credit facility generally impose the most restrictive limitations on its operations and activities governed by these agreements. The most significant of these restrictions are debt incurrence and maintenance tests based upon certain ratios of debt to operating profit. The Company is currently in compliance with all of the covenants under its respective debt instruments and they expect to remain in compliance with all of these covenants. Based on the Company’s most restrictive covenants at December 31, 2002, it could have borrowed $680.6 million of additional long-term debt, of which $551.0 million could have been borrowed under its bank credit facility.
     Wireless’ $700 million amended bank credit facility reduces by 20% on April 30, 2006 and again on April 30, 2007 with the final 60% reduction on April 30, 2008. However, the bank credit facility will mature on May 31, 2006 if the Company’s Senior Secured Notes due 2006 are not repaid (by refinancing or otherwise) on or prior to December 31, 2005. If these Notes are repaid, then the bank credit facility will mature on September 30, 2007 if the Company’s Senior Secured Notes due 2007 are not repaid (by refinancing or otherwise) on or prior to April 30, 2007.
     On July 12, 2002, Moody’s Investor Services revised its ratings on the Company’s Senior Secured and Senior Subordinated public debt downward from Baa3 and Ba1 to Ba3 and B2, respectively. On February 10, 2003, these ratings were confirmed by Moody’s and given a stable outlook.

Interest Rate and Foreign Exchange Management
The Company uses derivative financial instruments to manage its risks from fluctuations in foreign exchange and interest rates. These instruments include interest rate and cross-currency exchange agreements and, from time-to-time, foreign exchange option agreements and foreign exchange forward contracts. All such agreements are used for risk management purposes only and are designated as a hedge of specific debt instruments. In order to minimize the risk of counterparty default under these agreements, Wireless assesses the creditworthiness of these counterparties. At December 31, 2002, all of the Company’s counterparties in these agreements are financial institutions with a Standard & Poors rating (or other equivalent) ranging from A+ to AA.
     The incurrence of U.S. dollar-denominated debt has caused substantial foreign exchange exposure as the Company’s operating cash flow is almost exclusively denominated in Canadian dollars. The Company has established a target of hedging at least 50% of its foreign exchange exposure through the use of instruments outlined above. At December 31, 2002, the Company had U.S. dollar-denominated long-term debt of US$1,353.3 million (2001 – US$1,399.2 million). At December 31, 2002, US$885.0 million (2001 – US$995.1 million) or 65.4% (2001 – 71.1%) is hedged with cross-currency interest rate exchange agreements at an average exchange rate of C$1.4466 (2001 – $1.4210) to US$1.00. The decrease in its hedged position in 2002 was due to the termination of certain cross-currency interest rate exchange agreements. The increase in the average exchange rate of $1.4466 in 2002 was due to the replacement of US$225.0 notional amount of cross-currency interest rate exchange agreements with new agreements at higher exchange rates.
     The cross-currency interest rate exchange agreements have the effect of converting the interest rate on US$500.0 million of long-term debt from an average U.S. dollar fixed interest rate of 9.625% per annum to a weighted average Canadian dollar fixed interest rate of 10.292% per annum on $779.7 million. The interest rate on an additional US$385.0 million has been converted from a U.S. dollar fixed interest rate of 9.375% per annum to a weighted average floating interest rate equal to the Canadian bankers’ acceptance rate plus 2.353% per annum, which totalled 5.220% at December 31, 2002 (2001 – 4.495%) on $500.5 million.

     Total long-term debt at fixed interest rates at December 31, 2002 was $1,710.6 million (2001 – $1,753.2 million) or 72.5% (2001 – 76.0%) of total long-term debt. The Company’s effective weighted average interest rate on all long-term debt as at December 31, 2002, including the effect of the interest rate and cross-currency exchange agreements, was 8.42% per annum (2001 – 8.19%)
     The Company will continue to monitor its hedged position with respect to interest rate and foreign exchange fluctuations and, depending upon market conditions and other factors, may supplement its hedged position with respect to foreign exchange fluctuations and/or interest rates in the future by entering into cross-currency interest rate exchange agreements and/or by using other hedging instruments.
     The following table summarizes the effect of changes in the foreign exchange rate on the unhedged portion of our U.S. dollar-denominated debt and the resulting change in the principal carrying amount of debt, interest expense and earnings per share based on a full year impact.

	Change in debt	Change in
	principal	interest
	amounts	expense	Earnings
Change in C$ versus US$[1]	($ millions)	($ millions)	per share[2]

$0.01	$4.7	$0.4	$0.036
$0.03	14.0	1.2	0.108
$0.05	23.4	2.1	0.180
$0.10	46.8	4.1	0.359

1	Canadian equivalent of unhedged U.S. dollar-denominated debt if U.S. dollar costs an additional Canadian cent.

2	Assumes no income tax effect. Based on the number of shares outstanding as at December 31, 2002.

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

(December 31, 2002)

The accompanying consolidated financial statements of Rogers Wireless Communications Inc. and all the information in Management’s Discussion and Analysis are the responsibility of management and have been approved by the Board of Directors.

     The financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. Financial statements include certain amounts that are based on the best estimates and judgements of management, and in their opinion present fairly RWCI’s financial position, results of operations and cash flows. Management has prepared the financial information presented elsewhere in Management’s Discussion and Analysis and has ensured that it is consistent with the financial statements.
     Management of Rogers Wireless Communications Inc., in furtherance of the integrity of the financial statements, has developed and maintains a system of internal controls, which is supported by the internal audit function. Management believes the internal controls provide reasonable assurance that transactions are properly authorized and recorded, financial records are reliable and form a proper basis for the preparation of financial statements and that Rogers Wireless Communication Inc.’s assets are properly accounted for and safeguarded. The internal control processes include management’s communication to employees of policies that govern ethical business conduct.
     The Board of Directors is responsible for ensuring management fulfils its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility through its Audit Committee.
     The Audit Committee meets periodically with management, as well as the internal and external auditors, to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues; to satisfy itself that each party is properly discharging its responsibilities; and, to review Management’s Discussion and Analysis, the financial statements and the external auditors’ report. The Committee reports its findings to the Board for consideration when approving the financial statements for issuance to the shareholders. The Committee also considers, for review by the Board and approval by the shareholders, the engagement or re-appointment of the external auditors.
     The financial statements have been audited by KPMG LLP, the external auditors, in accordance with Canadian generally accepted auditing standards on behalf of the shareholders. KPMG LLP has full and free access to the Audit Committee.

[Signed]	[Signed]

Nadir H. Mohamed, C.A. President and Chief Executive Officer	John R. Gossling, C.A. Senior Vice President and Chief Financial Officer

AUDITORS’ REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Rogers Wireless Communications Inc. as at December 31, 2002 and 2001 and the consolidated statements of income, deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Chartered Accountants
Toronto, Canada
January 31, 2003

CONSOLIDATED BALANCE SHEETS

(In thousands of dollars) As at December 31,	2002	2001

Assets
Property, plant and equipment (Note 3)	$2,371,133	$2,252,328
Spectrum and brand licences (Note 4)	419,294	421,814
Goodwill	7,058	7,058
Cash and cash equivalents	10,068	–
Accounts receivable, net of allowance for doubtful accounts of $45,165 (2001 – $51,235)	289,907	250,954
Due from affiliated companies (Note 15(A))	–	7,339
Deferred charges (Notes 2(E) and 5)	51,145	60,747
Other assets (Note 6)	36,399	55,655

	$3,185,004	$3,055,895

Liabilities and Shareholders’ Equity
Liabilities:
Bank advances, arising from outstanding cheques	$–	$5,368
Long-term debt (Note 8)	2,360,075	2,305,683
Accounts payable and accrued liabilities	450,510	319,325
Due to affiliated companies (Note 15(A))	4,041	–
Unearned revenue	48,075	37,178
Deferred gain (Note 8(H))	21,847	–

	2,884,548	2,667,554
Shareholders’ equity (Notes 2(E) and 9)	300,456	388,341

	$3,185,004	$3,055,895

Commitments (Note 17)
Contingent liabilities (Note 18)
Canadian and United States accounting policy differences (Note 19)

See accompanying Notes to Consolidated Financial Statements.

On behalf of the Board:

[Signed]	[Signed]

Edward S. Rogers Director	Nadir H. Mohamed Director

CONSOLIDATED STATEMENTS OF INCOME

(In thousands of dollars, except per share amounts) Years ended December 31,	2002	2001

Operating revenue (Note 10)	$1,965,927	$1,753,145
Operating, general and administrative expenses	1,438,240	1,341,200
Management fees (Note 15(B)(i))	11,006	10,684

Operating income before the following:	516,681	401,261
Change in estimates of sales tax and CRTC contribution liabilities (Note 11)	(12,331)	–
Depreciation and amortization	457,133	382,608

Operating income	71,879	18,653
Interest expense:
Long-term debt	195,150	183,047
Notes payable to Rogers Communications Inc.	–	2,092
Financing fees and interest on loans payable to shareholders (Note 15(B)(ii))	–	18,905

	195,150	204,044

	(123,271)	(185,391)
Gain on repayment of long-term debt (Note 8(H))	30,997	–
Foreign exchange gain (loss)	6,410	(35,086)
Investment and other income	417	2,730

Loss before income taxes	(85,447)	(217,747)
Income taxes (Note 13)	5,258	6,945

Loss for the year	$(90,705)	$(224,692)

Basic and diluted loss per share (Note 14)	$(0.64)	$(1.66)

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF DEFICIT

(In thousands of dollars) Years ended December 31,	2002	2001

Deficit, beginning of year:
As previously reported	$(1,411,136)	$(1,212,165)
Adjustment for change in accounting for foreign currency translation (Note 2(E))	(80,889)	(55,168)

As restated	(1,492,025)	(1,267,333)
Loss for the year	(90,705)	(224,692)

Deficit, end of year	$(1,582,730)	$(1,492,025)

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of dollars) Years ended December 31,	2002	2001

Cash provided by (used in):
Operating activities:
Loss for the year	$(90,705)	$(224,692)
Adjustments to reconcile loss to net cash flows from operating activities:
Depreciation and amortization	457,133	382,608
Gain on repayment of long-term debt (Note 8(H))	(30,997)	–
Change in estimate of sales tax liability (Note 11)	(19,157)	–
Unrealized foreign exchange (gain) loss	(5,633)	34,952
Financing fees and interest on loans payable to shareholders	–	18,905

	310,641	211,773
Change in non-cash working capital items (Note 7)	152,267	(80,780)

	462,908	130,993
Financing activities:
Issue of long-term debt	427,000	1,361,929
Repayment of long-term debt	(377,093)	(537,339)
Proceeds on termination of cross-currency interest rate exchange agreements (Note 8(H))	64,353	–
Issue of notes payable to Rogers Communications Inc.	–	90,250
Repayment of notes payable to Rogers Communications Inc.	–	(374,700)
Loans payable to shareholders	–	393,520
Financing costs incurred	–	(20,519)
Issue of capital stock	2,820	11,653

	117,080	924,794
Investing activities:
Additions to property, plant and equipment	(564,552)	(654,457)
Acquisition of spectrum licences	–	(396,824)

	(564,552)	(1,051,281)

Increase in cash and cash equivalents	15,436	4,506
Cash and cash equivalents, beginning of year	(5,368)	(9,874)

Cash and cash equivalents, end of year	$10,068	$(5,368)

Supplemental cash flow information:
Interest paid	$195,755	$170,977
Income taxes paid	7,710	4,825

Supplemental disclosure of non-cash transaction:
Class B Restricted Voting shares issued as consideration for the repayment of loans payable to shareholders and associated financing fees and interest	$–	$412,425

Cash and cash equivalents are defined as cash and short-term deposits, which have an original maturity of less than 90 days, less bank advances.

See accompanying Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of dollars, except per share amounts)
Years ended December 31, 2002 and 2001

1.	NATURE OF BUSINESS

Rogers Wireless Communications Inc. is a public company, 55.8% (2001 – 52.4%) owned by Rogers Communications Inc. (“RCI”) and 34.3% owned by AT&T Wireless Services, Inc. (“AWE”). Rogers Wireless Communications Inc. and its subsidiary companies are collectively referred to herein as the “Company”.
     The Company operates in a single business segment as a provider of wireless voice, messaging and data services nationwide in Canada, under licences issued by Industry Canada.

2.	SIGNIFICANT ACCOUNTING POLICIES

A.	Consolidation

The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and include the accounts of Rogers Wireless Communications Inc. and its subsidiary companies. Intercompany transactions and balances are eliminated on consolidation.

B.	Property, Plant and Equipment

Property, plant and equipment are recorded at purchase cost. During construction of new assets, direct costs plus a portion of applicable overhead costs are capitalized. Repairs and maintenance expenditures are charged to operating expense as incurred.
     The Company reviews the recoverability of property, plant and equipment annually or more frequently if events or circumstances indicate that the carrying amount may not be recoverable. Recoverability is measured by comparing the carrying amounts of a group of assets to future undiscounted net cash flows expected to be generated by that group of assets. As at December 31, 2002 and 2001, no impairment in the carrying amount had occurred.

C.	Depreciation

Property, plant and equipment are depreciated annually over their estimated useful lives as follows:

Asset	Basis	Rate

Buildings	Diminishing balance	5%
Network equipment	Straight line	6 2/3% to 25%
Network radio base station equipment	Straight line	12 1/2% to 14 1/3%
Computer equipment and software	Straight line	14 1/3% to 33 1/3%
Furniture, fixtures and office equipment	Diminishing balance	20%
Leasehold improvements	Straight line	Over term of lease
Other equipment	Mainly diminishing balance	30% to 33 1/3%

D.	Business Combinations, Goodwill and Other Intangible Assets

In 2001, The Canadian Institute of Chartered Accountants (“CICA”) issued Handbook Sections 1581, “Business Combinations”, and 3062, “Goodwill and Other Intangible Assets”. The new standards mandate the purchase method of accounting for business combinations initiated on or after July 1, 2001 and also establish criteria for identifying and measuring intangible assets acquired in business combinations that are recorded and reported apart from goodwill. Goodwill and intangible assets with indefinite useful lives are no longer amortized, but instead are tested for impairment at least annually by comparing their fair values with their book values. The new standards do not change the accounting for intangible assets with determinable lives, which continue to be amortized over their estimated useful lives and are tested for impairment by comparing their book values with the undiscounted cash flow expected to be received from their use.
     On January 1, 2002, the Company discontinued amortization of existing goodwill on a prospective basis and evaluated existing intangible assets to determine whether necessary reclassifications were required in order to conform to the new criteria for recognition of intangible assets apart from goodwill and test for impairment in accordance with the new standards. The Company evaluated its spectrum licences and brand licence and concluded that they should continue to be accounted for apart from goodwill. The Company also determined that there are no other intangible assets that should be recognized apart from goodwill as a result of adoption of these standards.
     The Company determined that spectrum licences are intangible assets having indefinite lives under the new standards and, as a result, these licences are not being amortized but instead are tested for impairment on an annual or more frequent basis by comparing their fair values with their book values. Upon adoption of the new standards, the Company tested its intangible assets for impairment and determined that no impairment had occurred as at January 1, 2002. The Company further determined that no impairment in the carrying value of its intangible assets had occurred as at December 31, 2002 as part of its annual test.
     Under the new standards, as of January 1, 2002 goodwill was tested to determine if there was any indication that this goodwill was impaired. To accomplish this, the Company determined it had one “reporting unit” and determined the book value of the reporting unit by assigning assets and liabilities, including the existing goodwill and intangible assets, to that reporting unit. Had the reporting unit’s book value exceeded its fair value, the Company would have been required to perform the second step of the impairment test, by calculating the “implied fair value” of the reporting unit’s goodwill, and comparing it to the book value of the goodwill. The Company determined that no impairment existed in the carrying value of the goodwill in its reporting unit as at January 1, 2002.

     In accordance with the new standards, the Company has calculated the fair value of its reporting unit as at December 31, 2002 and compared this amount to the reporting unit’s book value and determined that no impairment of the goodwill exists in the Company’s reporting unit as at December 31, 2002.
     The following presents the effect on the 2001 consolidated statement of income as though the Company had retroactively adopted the change in accounting policy of not amortizing goodwill:

2001

Loss for the year, as reported	$(224,692)
Amortization of goodwill	2,491

Loss for the year before amortization of goodwill	$(222,201)

Loss per share for the year, as reported	$(1.66)
Amortization of goodwill	0.02

Loss per share for the year before amortization of goodwill	$(1.64)

For the year ended December 31, 2001, goodwill acquired prior to July 1, 2001 and licences were amortized over periods of up to 15 years on a straight-line basis from the dates of acquisition. As at December 31, 2001, no amount of the cost of spectrum licences had been amortized as the services utilizing the acquired spectrum had not been commercially launched.

E.	Foreign Currency Translation

Long-term debt denominated in U.S. dollars is translated into Canadian dollars at the year-end rate of exchange or at the hedge rate of exchange when cross-currency interest rate exchange agreements are in effect. Effective January 1, 2002, exchange gains or losses on translating this long-term debt are recognized in the consolidated statement of income as a result of adoption of the amendment to CICA Handbook Section 1650, “Foreign Currency Translation”. Previously, foreign exchange gains and losses on long-term monetary items had been deferred and amortized over the life of the item.
     Upon adoption of the amended accounting standard on January 1, 2002, the 2001 consolidated balance sheet and consolidated statement of income were restated by the following amounts:

2001

Consolidated Balance Sheet:
Total assets, as previously reported	$3,136,784
Reduction in deferred foreign exchange	(80,889)

Total assets, as restated	$3,055,895

Total liabilities and shareholders’ equity, as previously reported	$3,136,784
Increase in deficit	(80,889)

Total liabilities and shareholders’ equity, as restated	$3,055,895

2001

Consolidated Statement of Income:
Loss for the year, as previously reported	$(198,971)
Decrease in amortization expense	9,231
Increase in foreign exchange loss	(34,952)

Loss for the year, as restated	$(224,692)

Loss per share for the year, as previously reported	$(1.47)
Restatement as a result of change in accounting policy for foreign currency translation	(0.19)

Loss per share for the year, as restated	$(1.66)

The effect of the adoption of the amended standard was to decrease the Company’s loss for 2002 by approximately $14,600,000 ($0.10 per share) and increase the loss for 2001 by approximately $25,721,000 ($0.19 per share).

F.	Deferred Charges

The costs of obtaining bank and other debt financing are deferred and amortized on a straight-line basis over the effective life of the debt to which they relate.
     During the development and pre-operating phases of new products and businesses, related incremental costs are deferred and amortized on a straight-line basis over two years.

G.	Inventories

Inventories, consisting principally of wireless phones and accessories, are valued at the lower of cost on a first-in, first-out basis, and net realizable value.

H.	Pension Benefits

Substantially all of the Company’s employees are provided defined benefit pensions through the RCI Pension Plan. The Company accounts for its participation in the RCI Pension Plan as a defined contribution plan and, accordingly, pension expense for the year is recognized for the contributions required to be made to the RCI Pension Plan in the year. No contributions were required in the years ended December 31, 2002 and 2001, and accordingly, no pension expense was recorded for either of these years. The Company does not provide its employees with post-retirement benefits other than pensions.

I.	Income Taxes

Future income tax assets and liabilities are recognized for the future income tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is recorded against any future income tax asset if it is more likely than not that the asset will not be realized. Income tax expense is the sum of the Company’s provision for current income taxes and the difference between opening and ending balances of future income tax assets and liabilities.

J.	Financial Instruments

The Company uses derivative financial instruments to manage risks from fluctuations in exchange rates and interest rates. These instruments include cross-currency interest rate exchange agreements, interest rate exchange agreements and, from time to time, foreign exchange option agreements and foreign exchange forward contracts. All such instruments are only used for risk management purposes and are designated as hedges of specific debt instruments. The Company accounts for these financial instruments as hedges and, as a result, the carrying values of the financial instruments are not adjusted to reflect their current market value. The net receipts or payments arising from financial instruments relating to interest are recognized in interest expense on an accrual basis. Upon redesignation or amendment of a derivative financial instrument, the carrying value of the instrument is adjusted to fair value. If the related debt instrument that was hedged has been repaid, then the gain or loss is recorded as a component of the gain or loss on repayment of the debt. Otherwise, the gain or loss is deferred and amortized over the remaining life of the original debt instrument.
     These instruments, that have been entered into by the Company to hedge exposure to interest rate and foreign exchange risk, are periodically examined by the Company to ensure that the instruments are highly effective at reducing or modifying interest rate or foreign exchange risk associated with the hedged item.

K.	Revenue Recognition

The Company earns revenue from subscribers for monthly fees for wireless services and equipment, the use of wireless voice or data in excess of that included with the monthly fee, long-distance calls, calls initiated or received outside of Canada by the Company’s subscribers, referred to as “roaming”, calls initiated or received on the Company’s network by other carriers’ subscribers, and fees for optional services, such as voicemail.
     Monthly fees are recognized as revenue on a pro rata basis over the month. Wireless airtime, long-distance, roaming and optional services fees are recognized as revenue as the services are provided.
     Revenue from the sale of equipment is recorded when the equipment is delivered and accepted by the independent dealer or customer.
     Unearned revenue represents amounts received from subscribers related to services to be provided in future periods, and includes subscriber deposits.

L.	Subscriber Acquisition Costs

The Company expenses commissions and equipment subsidies related to the acquisition of new subscribers upon activation. Other sales and marketing related to the acquisition of new subscribers are expensed as incurred.

M.	Stock-Based Compensation

The Company has a stock option plan for employees and officers. All stock options issued under this plan have an exercise price equal to the fair market value of the underlying Class B Restricted Voting shares on the date of grant.
     Effective January 1, 2002, the Company adopted CICA Handbook Section 3870, “Stock-based Compensation and other Stock-based Payments”, which establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services provided by employees and non-employees. The standard requires that a fair value based method of accounting be applied to all stock-based payments to non-employees and to employee awards that are direct awards of stock that call for settlement in cash or other assets or are stock appreciation rights that call for settlement by the issuance of equity instruments. However, the new standard permits the Company to continue its existing policy of recording no compensation cost on the grant of stock options to employees. Accordingly, no restatement of prior periods was required as a result of the adoption of the new standard. See Note 12 for the pro forma disclosure as required by this standard.

     The Company also has an employee share purchase plan. Under the terms of the plan, participating employees with the Company at the end of the term of the plan, which is usually one year, receive a bonus based on a percentage of their purchase. Compensation expense is recognized in connection with the employee share purchase plan to the extent of the bonus provided to employees from the market price of the Class B Restricted Voting shares on the date of issue. Consideration paid by employees on the exercise of stock options or the purchase of shares is recorded as share capital. The stock option plan and share purchase plan are more fully described in Notes 9(D) and (E).
     The Company has a Directors’ deferred share unit plan, under which directors of the Company are entitled to elect to receive their remuneration in deferred share units. Upon departure as a director, these deferred share units are redeemed by the Company at the then current Class B Restricted Voting share market price. Compensation expense is recognized in the amount of the directors’ remuneration as their services are rendered. The related accrued liability is adjusted to the market price of the Class B Restricted Voting shares at each balance sheet date. At December 31, 2002, a total of 13,273 deferred share units was outstanding.

N.	Earnings Per Share

The Company uses the treasury stock method for calculating diluted earnings per share. The diluted earnings per share calculation considers the impact of employee stock options.

O.	Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.
     The Company has estimated the useful lives of all depreciable assets and the recoverability of property, plant and equipment, goodwill and intangible assets using estimates of future cash flows. Significant changes in the assumptions with respect to future business plans could result in impairment of property, plant and equipment, goodwill or intangible assets.

P.	Recent Canadian Accounting Pronouncements
i.	Hedging Relationships:

In November 2001, the CICA issued Accounting Guideline 13, “Hedging Relationships” (“AcG 13”), and in November 2002, the CICA amended the effective date of the guideline. AcG 13 establishes new criteria for hedge accounting and will apply to all hedging relationships in effect on or after January 1, 2004. Effective January 1, 2004, the Company will re-assess all hedging relationships to determine whether the criteria are met or not and will apply the new guidance on a prospective basis. To qualify for hedge accounting, the hedging relationship must be appropriately documented at the inception of the hedge and there must be reasonable assurance, both at the inception and throughout the term of the hedge, that the hedging relationship will be effective. Effectiveness requires a high correlation of changes in fair values or cash flows between the hedged item and the hedging item. The Company plans to comply with the requirements of AcG 13, such that all of its current hedging relationships will continue to qualify for hedge accounting when AcG 13 becomes effective.

ii.	Impairment or Disposal of Long-Lived Assets:

In December 2002, the CICA issued Handbook Section 3063, “Impairment of Long-Lived Assets”, and revised Section 3475, “Disposal of Long-Lived Assets and Discontinued Operations”. Together, these two Sections supersede the write-down and disposal provisions of Section 3061, “Property, Plant and Equipment”, as well as Section 3475, “Discontinued Operations”. These new standards are consistent with the U.S. Financial Accounting Standards Board’s Statement, “Accounting for the Impairment or Disposal of Long-Lived Assets”, which the Company adopted for U.S. GAAP purposes effective January 1, 2002. Section 3063 amends existing guidance on long-lived asset impairment measurement and establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets held for use by the Company. It requires that an impairment loss be recognized when the carrying amount of an asset to be held and used exceeds the sum of the undiscounted cash flows expected from its use and disposal; the impairment recognized is measured as the amount by which the carrying amount of the asset exceeds its fair value. Revised Section 3475 provides a single accounting model for long-lived assets to be disposed of by sale. Revised Section 3475 provides specified criteria for classifying an asset as held-for-sale and requires assets classified as held-for-sale to be measured at the lower of their carrying amounts or fair value, less costs to sell. Revised Section 3475 also broadens the scope of businesses that qualify for reporting as discontinued operations to include any disposals of a component of an entity, which comprises operations and cash flows that can be clearly distinguished from the remainder of the Company, and changes the timing of recognizing losses on such operations. The new standards contained in Section 3063 on the impairment of long-lived assets held for use are applicable for years beginning on or after April 1, 2003; however, early application is permitted. The revised standards contained in Section 3475 on disposal of long-lived assets and discontinued operations are applicable to disposal activities initiated by the Company’s commitment to a plan on or after May 1, 2003; however, early application is permitted. The Company intends to adopt these standards as of January 1, 2003. The Company expects the adoption of these standards will have no material impact on its financial position, results of operations or cash flows.

iii.	Disclosure of Guarantees

In February 2003, the CICA issued Accounting Guideline 14, “Disclosure of Guarantees” (“AcG 14”). AcG 14 requires certain disclosures to be made by a guarantor in its interim and annual financial statements for periods beginning after January 1, 2003. The Company is currently determining the impact this new requirement will have on its consolidated financial statements.

3.	PROPERTY, PLANT AND EQUIPMENT

Details of property, plant and equipment are as follows:

	2002		2001

		Net book		Net book
	Cost	value	Cost	value

Land and buildings	$187,992	$162,013	$143,963	$122,401
Network equipment	2,427,517	1,363,028	2,193,187	1,277,826
Network radio base station equipment	1,354,290	489,992	1,217,560	494,939
Computer equipment and software	653,919	301,700	560,114	300,488
Furniture, fixtures and office equipment	61,200	22,236	57,608	23,873
Leasehold improvements	38,884	26,808	36,840	28,427
Other equipment	17,929	5,356	14,815	4,374

	$4,741,731	$2,371,133	$4,224,087	$2,252,328

Depreciation expense for 2002 amounted to $445,747,000 (2001 – $374,239,000).
     Property, plant and equipment not yet in service and therefore not depreciated at December 31, 2002 amounted to $247,987,000 (2001 – $398,768,000).
     The Company has a significant ongoing PP&E expenditure program for the expansion and improvement of its network. The Company estimates that its PP&E expenditure program for 2003 will be in the range of approximately $400,000,000 to $425,000,000.

4.	SPECTRUM AND BRAND LICENCES

	2002		2001

		Net book		Net book
	Cost	value	Cost	value

Spectrum licences	$396,824	$396,824	$396,824	$396,824
AT&T brand licence, less accumulated amortization of $15,330 (2001 – $12,810)	37,800	22,470	37,800	24,990

	$434,624	$419,294	$434,624	$421,814

The Company’s 23 spectrum licences provide for the use of 10 megahertz (“MHz”) or 20 MHz of radio frequency spectrum, depending on the region in Canada, in the 1.9 gigahertz (“GHz”) band. The licences were purchased in a spectrum auction conducted by Industry Canada in February 2001 at an aggregate cost of $396,824,000, including costs of acquisition, and are renewable in 2011. The Company has determined that these licences have indefinite lives for accounting purposes (Note 2(D)).

     The AT&T brand licence, acquired in 1996 at an aggregate cost of $37,800,000, provides the Company with, among other things, the right to use the AT&T brand name. The cost of the brand licence was deferred and is being amortized on a straight-line basis over the 15-year term of the brand licence agreement. Amortization expense of the brand licence cost for 2002 and 2001 was $2,520,000.

5.	DEFERRED CHARGES

	2002	2001

Financing costs	$32,487	$38,759
Pre-operating costs	2,976	5,952
Other	15,682	16,036

	$51,145	$60,747

Amortization of deferred charges for 2002 amounted to $8,866,000 (2001 – $3,358,000). Accumulated amortization of deferred charges at December 31, 2002 amounted to $26,525,000 (2001 – $18,599,000).
     In connection with the repayment of certain long-term debt during 2002, the Company recorded a gain of $30,997,000, which included a write-off of deferred financing costs of $736,000 (Note 8(H)).

6.	OTHER ASSETS

	2002	2001

Prepaid expenses	$20,519	$21,766
Inventories	12,430	25,811
Notes and loans receivable from employees	2,752	7,285
Other	698	793

	$36,399	$55,655

7.	CHANGE IN NON-CASH WORKING CAPITAL ITEMS

	2002	2001

Increase in accounts receivable	$(38,953)	$(35,258)
Decrease (increase) in other assets	18,601	(12,546)
Increase (decrease) in accounts payable and accrued liabilities	150,342	(31,357)
Increase in unearned revenue	10,897	7,445
Increase (decrease) in amounts due to (from) affiliated companies, net	11,380	(9,064)

	$152,267	$(80,780)

8.	LONG-TERM DEBT

	Interest rate	2002	2001

Bank credit facility	Floating	$149,000	$52,000
Senior Secured Notes, due 2006	10 1/2%	160,000	160,000
Senior Secured Notes, due 2007	8.30%	309,775	280,110
Senior Secured Debentures, due 2008	9 3/8%	433,121	433,121
Senior Secured Notes, due 2011	9 5/8%	764,143	770,400
Senior Secured Debentures, due 2016	9 3/4%	229,987	231,528
Senior Subordinated Notes, due 2007	8.80%	282,875	342,409
Mortgage payable and capital leases	Various	31,174	36,115

		$2,360,075	$2,305,683

Further details of long-term debt are as follows:

A.	Bank Credit Facility

At December 31, 2002, $149,000,000 (2001 – $52,000,000) of debt was outstanding under the bank credit facility, which provides the Company with, among other things, up to $700,000,000 from a consortium of Canadian financial institutions.
     Under the credit facility, the Company may borrow at various rates, including the bank prime rate to the bank prime rate plus 1 3/4% per annum, the bankers’ acceptance rate plus 1% to 2 3/4% per annum and the London Inter-Bank Offered Rate (“LIBOR”) plus 1% to 2 3/4% per annum. The Company’s bank credit facility requires, among other things, that the Company satisfy certain financial covenants, including the maintenance of certain financial ratios.
     Subject to the paragraph below, this credit facility is available on a fully revolving basis until the first date specified below, at which time the facility becomes a revolving/reducing facility and the aggregate amount of credit available under the facility will be reduced as follows:

Date of reduction (*)	Reduction at each date

On April 30:
2006	$140,000
2007	140,000
2008	420,000

*	The bank credit facility will mature on May 31, 2006 if the Company’s Senior Secured Notes due 2006 are not repaid (by refinancing or otherwise) on or prior to December 31, 2005. If these notes are repaid, then the bank credit facility will mature on September 30, 2007 if the Company’s Senior Secured Notes due 2007 are not repaid (by refinancing or otherwise) on or prior to April 30, 2007.

The credit facility requires that any additional senior debt (other than the bank credit facility described above) that is denominated in a foreign currency be hedged against foreign exchange fluctuations on a minimum of 50% of such additional senior borrowings in excess of the Canadian equivalent of U.S.$25,000,000.

     Borrowings under the credit facility are secured by the pledge of a senior bond issued under a deed of trust, which is secured by substantially all the assets of the Company and certain of its subsidiaries, subject to certain exceptions and prior liens.

B.	Senior Secured Notes, Due 2006

The Company’s $160,000,000 Senior Secured Notes mature on June 1, 2006. These notes are redeemable in whole or in part, at the Company’s option, at any time subject to a certain prepayment premium.

C.	Senior Secured Notes, Due 2007

The Company’s U.S. $196,110,000 Senior Secured Notes mature on October 1, 2007. These notes are redeemable in whole or in part, at the Company’s option, on or after October 1, 2002 at 104.15% of the principal amount, declining ratably to 100% of the principal amount on or after October 1, 2005, plus, in each case, interest accrued to the redemption date.

D.     Senior Secured Debentures, Due 2008

The Company’s U.S. $333,170,000 Senior Secured Debentures mature on June 1, 2008. These debentures are redeemable in whole or in part, at the Company’s option, at any time on or after June 1, 2003, at 104.688% of the principal amount, declining ratably to 100% of the principal amount on or after June 1, 2006, plus, in each case, interest accrued to the redemption date.

E.     Senior Secured Notes, Due 2011

The Company’s U.S. $490,000,000 (2001 – U.S. $500,000,000) Senior Secured Notes mature on May 1, 2011. During 2002, the Company repurchased U.S. $10,000,000 principal amount of these notes (Note 8(H)). These notes are redeemable in whole or in part, at the Company’s option, at any time subject to a certain prepayment premium.

F.	Senior Secured Debentures, Due 2016

The Company’s U.S. $154,900,000 Senior Secured Debentures mature on June 1, 2016. These debentures are redeemable in whole or in part, at the Company’s option, at any time subject to a certain prepayment premium.

Each of the Company’s senior secured notes and debentures described above is secured by the pledge of a senior bond that is secured by the same security as the security for the bank credit facility described in (a) above and ranks equally with the bank credit facility.

G.	Senior Subordinated Notes, Due 2007

The Company’s U.S. $179,080,000 (2001 – U.S. $215,000,000) Senior Subordinated Notes mature on October 1, 2007. During 2002, the Company repurchased an aggregate U.S. $35,920,000 principal amount of these notes (Note 8(H)). These notes are redeemable in whole or in part, at the Company’s option, on or after October 1, 2002 at 104.40% of the principal amount declining ratably to 100% of the principal amount on or after October 1, 2005 plus, in each case, interest accrued to the redemption date. The subordinated notes are subordinated to all existing and future senior obligations of the Company (including the bank credit facility and the senior secured notes and debentures). The subordinated notes are not secured by the pledge of a senior bond.

Interest is payable semi-annually on all of the notes and debentures.

H.	Repayment of Long-Term Debt

During 2002, an aggregate of US$335,100,000 notional amount of cross-currency interest rate exchange agreements were terminated either by unwinding or maturity, resulting in aggregate net cash proceeds of $64,353,000. The Company used a portion of the total proceeds of these transactions to repurchase in total U.S. $45,920,000 principal amount of Senior Secured Notes and Senior Subordinated Notes as reflected in the reduction of outstanding debt in Notes 8(E) and (G). As a result, the Company recorded a gain of $30,687,000 on the debt repurchased, recorded a gain of $1,046,000 from the unwinding of the cross-currency interest rate exchange agreements, and wrote-off $736,000 in deferred financing costs, for a net gain of $30,997,000. In addition, the Company has deferred a gain of $22,502,000 on the unwinding of the cross-currency interest rate exchange agreements, which is being amortized to interest expense over the remaining life of the related debt.

I.	Interest Exchange Agreements

i. At December 31, 2002, total U.S. dollar denominated long-term debt amounted to $1,353,260,000 (2001 – U.S. $1,399,180,000). The Company has entered into several cross-currency interest rate exchange agreements in order to reduce the Company’s exposure to changes in the exchange rate of the U.S. dollar as compared to the Canadian dollar. At December 31, 2002, U.S. $885,000,000 (2001 – U.S. $995,100,000) or 65.4% (2001 – 71.1%) is hedged through cross-currency interest rate exchange agreements at an average exchange rate of Canadian $1.4466 (2001 – $1.4210) to U.S. $1.00.

ii.     The cross-currency interest rate exchange agreements have the effect of converting the interest rate on U.S. $500,000,000 of long-term debt from an average U.S. dollar fixed interest rate of 9.625% per annum to an average Canadian dollar fixed interest rate of 10.292% per annum on $779,738,000 (i.e., with an exchange rate of Canadian $1.5595 to U.S. $1.00). The interest rate on an additional U.S. $385,000,000 has been converted from an average U.S. dollar fixed interest rate of 9.375% per annum to an average Canadian dollar floating interest rate equal to the bankers’ acceptance rate plus 2.353% per annum, which totalled 5.220% on $500,500,000 at December 31, 2002 (2001 – 4.495%) (i.e., with an exchange rate of Canadian $1.3000 to U.S. $1.00).

     The obligations of the Company to the counterparties under these cross-currency interest rate exchange agreements are secured by substantially all of the assets of the Company and generally rank equally with the other secured indebtedness of the Company.
     Total long-term debt at fixed interest rates at December 31, 2002 was $1,710,575,000 (2001 – $1,753,182,000) or 72.5% (2001 – 76.0%) of total long-term debt. The Company’s effective weighted average interest rate on all long-term debt as at December 31, 2002, including the effect of the interest rate and cross-currency exchange agreements, was 8.42% (2001 – 8.19%).

J.	Principal Repayments

At December 31, 2002, principal repayments due within each of the next five years and in total thereafter on all long-term debt are as follows:

Year ending December 31:
2003	$5,163
2004	2,390
2005	893
2006	182,728
2007	592,650

783,824
Thereafter	1,576,251

$2,360,075

The provisions of the long-term debt agreements described above impose, in most instances, restrictions on the operations and activities of the Company. Generally, the most significant of those restrictions are debt incurrence and maintenance tests, restrictions upon additional investments, sales of assets, payment of dividends and the payment of principal or interest on certain subordinated debt. At December 31, 2002, the Company is in compliance with all terms of the long-term debt agreements. In addition, the repayment dates of certain debt agreements may be accelerated if there is a change in control of the Company.

9. SHAREHOLDERS’ EQUITY

	2002	2001

Capital stock:
90,468,259 Class A Multiple Voting shares	$962,661	$962,661
51,271,683 Class B Restricted Voting shares (2001 – 51,116,599)	922,426	920,176

	1,885,087	1,882,837
Deduct amounts receivable from employees under the share purchase plan	(1,901)	(2,471)

	1,883,186	1,880,366
Deficit	(1,582,730)	(1,492,025)

	$300,456	$388,341

A.	Capital Stock

The Articles of Incorporation of the Company impose restrictions on the issuance or transfer of any shares of the Company where such issuance or transfer would, in the opinion of the Board of Directors of the Company, jeopardize the ability of the Company to obtain, renew or maintain licences relating to its business.

B.	Rights and Conditions

Both classes of common shares have an unlimited amount of authorized shares and are without par value.
     The Class A Multiple Voting shares are entitled to 10 votes per share and are convertible at any time on a one-for-one basis into Class B Restricted Voting shares.

     The Class B Restricted Voting shares are entitled to one vote per share on all matters other than the appointment of auditors and generally on the election of directors. The Class B Restricted Voting Shares are entitled to elect three directors, voting separately as a class.

C.	Capital Stock Changes

i.     During 2002, the Company issued 19,759 (2001 – 60,456) Class B Restricted Voting Shares upon the exercise of stock options for cash of $349,000 (2001 – $1,114,000).

ii.     During 2002, 135,325 (2001 – 258,996) Class B Restricted Voting Shares were issued under the Company’s employee share purchase plan for consideration of $1,901,000 (2001 – $5,487,000).

iii.     During 2001, the Company redeemed its 15,334,453 Series A and 12,443,324 Series B Preference Shares, both owned by JVII, a partnership controlled by AWE. Concurrently, on a one-for-one basis, Class A Multiple Voting Shares and Class B Restricted Voting Shares were issued.

iv.     During 2001, rights were issued to registered holders of outstanding Class A Multiple Voting Shares and Class B Restricted Voting Shares. These rights allowed the holder to subscribe for one Class B Restricted Voting Share at a price of $22.41 for each 6.5 rights held. The rights offering was completed in April 2001, with the issuance of 18,857,856 Class B Restricted Voting Shares, for proceeds of $419,948,000 net of costs. The shares were issued in exchange for the repayment of loans payable to RCI and AWE totaling $393,520,000, plus financing fees and interest on these loans aggregating $18,905,000 (Note 15(B)(ii)) and cash proceeds of $7,523,000.

D.	Stock Option Plan

The Company’s stock option plan provides senior employee participants an incentive to acquire a meaningful equity ownership interest in the Company over a period of time and, as a result, reinforce executives’ attention on the long-term interest of the Company and its shareholders. Under the plan, options to purchase Class B Restricted Voting Shares of the Company may be granted to employees, directors and officers of the Company by the Board of Directors or by the Company’s Management Compensation Committee. There are 4,750,000 options authorized under the plan. The term of each option is 10 years; the vesting period is generally four years but may be adjusted by the Management Compensation Committee on the date of grant. The exercise price for options is equal to the fair market value of the Class B Restricted Voting Shares, as quoted on The Toronto Stock Exchange on the grant date.
     Details of the stock option plan are as follows:

	2002		2001

		Weighted		Weighted
		average		average
	Number	exercise	Number	exercise
	of shares	price	of shares	price

Options outstanding, beginning of year	3,641,613	$25.57	3,013,501	$26.72
Granted	269,800	16.58	998,300	22.00
Exercised	(19,759)	17.62	(60,456)	18.43
Forfeited/expired	(420,637)	24.50	(309,732)	26.63

Options outstanding, end of year	3,471,017	$25.04	3,641,613	$25.57

Exercisable, end of year	1,869,442	$26.72	1,194,970	$26.01

At December 31, 2002, the range of exercise prices, the weighted average exercise price and the weighted average remaining contractual life are as follows:

	Options outstanding			Options exercisable

		Weighted
		average	Weighted		Weighted
		remaining	average		average
	Number	contractual	exercise	Number	exercise
Range of exercise prices	outstanding	life (years)	price	exercisable	price

$11.82 – 16.42	583,292	6.2	$15.58	508,292	$16.07
18.15 – 22.06	2,121,925	8.5	21.09	745,900	21.13
26.27 – 32.75	169,600	3.0	29.91	167,100	29.92
37.74 – 53.51	596,200	7.3	46.93	448,150	46.91

Total	3,471,017	7.6	$25.04	1,869,442	$26.72

There was no compensation expense related to stock options for 2002 or 2001.

Certain of the Company’s executives are also eligible to participate in RCI’s stock option plan.

E.	Employee Share Purchase Plan

The employee share purchase plan is provided to enable employees of the Company an opportunity to obtain an equity interest in the Company by permitting them to acquire Class B Restricted Voting shares. A total of 800,000 (2001 – 400,000) Class B Restricted Voting shares in aggregate have been set aside and reserved for allotment and issuance pursuant to the employee share purchase plan.
     Under the terms of the employee share purchase plan, participating employees of the Company receive a bonus at the end of the term of the plan. The bonus is calculated as the difference between the share price at the date the employee receives the loan and the lesser of 85% of the closing price at which the shares traded on The Toronto Stock Exchange on the trading day immediately prior to the purchase date or the closing price on a date that is approximately one year subsequent to the original issue date.
     During 2002, 135,325 (2001 – 258,996) Class B Restricted Voting shares were issued under the Company’s employee share purchase plan for cash of $1,901,000 (2001 – $5,487,000). Compensation expense recorded for the employee share purchase plan for 2002 was $962,000 (2001 – $897,000).

10. REVENUE

Revenue is comprised of the following:

	2002	2001

Wireless voice	$1,699,180	$1,515,301
Messaging and data	60,083	56,542

	1,759,263	1,571,843
Equipment sales	206,664	181,302

	$1,965,927	$1,753,145

11. CHANGES IN ESTIMATES OF SALES TAX AND CRTC CONTRIBUTION LIABILITIES

A.	Sales Tax Liability

During 2002, the Company received clarification of a provincial sales tax liability for a matter common to the wireless industry. As a result, the Company revised its estimate with respect to this liability and released a provision of $19,157,000, which had been established in previous years, associated with this matter.

B.	CRTC Contribution Liabilities

The Company is required to make payments equal to a percentage of adjusted revenues in accordance with the revenue-based contribution scheme implemented by the Canadian Radio-television and Telecommunications Commission (“CRTC”). Prior to 2002, the calculation of the amount payable was subject to a number of matters of interpretation between the CRTC and the Company. These matters of interpretation were clarified in April 2002 by the CRTC, resulting in an additional amount of $6,826,000 in respect of 2001 being payable by the Company. This additional amount was recorded in 2002.

12. STOCK-BASED COMPENSATION

For stock options granted to employees, had the Company determined compensation expense based on the “fair value” method at the grant date of such stock option awards consistent with the method prescribed under CICA Handbook Section 3870, the Company’s net loss for the year and loss per share would have been reported as the pro forma amounts indicated below. This compensation expense takes into account all options, including those granted prior to January 1, 2002. The fair value of the options is amortized on a straight-line basis over the vesting period.

	2002	2001

Loss for the year, as reported	$(90,705)	$(224,692)
Stock-based compensation expense	(13,708)	(9,929)

Pro forma loss for the year	$(104,413)	$(234,621)

Basic and diluted loss per share, as reported	$(0.64)	$(1.66)

Pro forma basic and diluted loss per share	$(0.74)	$(1.73)

The transition rules for CICA Handbook Section 3870 allow companies to include options issued subsequent to December 31, 2001 in the pro forma calculation of net income (loss) for the year. Based on stock options issued subsequent to December 31, 2001, stock-based compensation expense would have been $1,028,000 and the pro forma loss for 2002 would have been $91,733,000 ($0.65 basic and diluted loss per share for 2002).

     The weighted average estimated fair value at the date of the grant for options granted by the Company in fiscal 2002 was $8.35 (2001 – $10.77) per share. No options were granted by RCI to the Company’s employees in 2002. The weighted average fair value at the date of grant for options granted by RCI to the Company’s employees in 2001 was $10.88 per share.

     The fair value of each option granted was estimated on the date of the grant using the Black-Scholes fair value option pricing model with the following assumptions:

	2002	2001

Risk-free interest rate	4.81%	5.10%
Dividend yield	–	–
Volatility factor of the future expected market price of the Company’s Class B Restricted Voting Shares	51.95%	49.49%
Volatility factor of the future expected market price of RCI’s Class B Non-Voting Shares	48.82%	49.25%
Weighted average expected life of the options	5 years	5 years

13. INCOME TAXES

The income tax effects of temporary differences that give rise to significant portions of future income tax assets and liabilities are as follows:

	2002	2001

Future income tax assets:
Non-capital income tax losses carried forward and income tax credits	$333,191	$309,464
Deductions relating to long-term debt and other transactions denominated in United States dollars	63,424	61,613
Future income tax deductions relating to accounting accruals and goodwill	4,495	7,244
Other	4,116	5,261

Total future income tax assets	405,226	383,582
Less valuation allowance	(296,824)	(263,618)

	108,402	119,964
Future income tax liabilities:
Property, plant and equipment, and licences	(90,605)	(90,558)
Deferred foreign exchange losses and financing costs	(13,843)	(26,996)
Other	(3,954)	(2,410)

Total future income tax liabilities	(108,402)	(119,964)

Net future income tax assets	$–	$–

In assessing the realizability of future income tax assets, management considers whether it is more likely than not that some portion or all of the future income tax assets will be realized. The ultimate realization of future income tax assets is dependent upon the generation of future taxable income during the years in which the temporary differences are deductible. Management considers the scheduled reversals of future income tax liabilities, the character of the income tax assets and the tax planning strategies in place in making this assessment.

     As at December 31, 2002, the Company has determined that the realization of its net future income tax asset of $296,824,000 does not meet the criteria of realization being “more likely than not”. Therefore, a valuation allowance has been recorded against this future income tax asset.
     Total income tax expense varies from the amounts that would be computed by applying the statutory income tax rate to the loss before income taxes for the following reasons:

	2002	2001

Statutory income tax rate	38.4%	41.5%

Income tax recovery on the loss before income taxes	$(32,803)	$(93,247)
Decrease (increase) in income tax recovery resulting from:
Change in the valuation allowance for future income tax assets	33,207	71,018
Adjustments to future income tax assets and liabilities for changes in substantively enacted tax rates	5,517	17,208
Non-deductible amortization and write-off of deferred foreign exchange	68	4,986
Non-taxable portion of foreign exchange gain on repayment of long-term debt	(6,020)	–
Other items	31	35
Large Corporations Tax	5,258	6,945

Income tax expense	$5,258	$6,945

     As at December 31, 2002, the Company has the following non-capital income tax losses available to reduce future years’ income for income tax purposes:

Income tax losses expiring in the year ending December 31:
2004	$251,800
2005	75,000
2007	258,900
2008	282,400
2009	107,100

Total	$975,200

14. LOSS PER SHARE

The following table sets forth the calculation of basic and diluted loss per share:

	2002	2001

Numerator:
Loss for the year – basic and diluted	$(90,705)	$(224,692)

Denominator:
Weighted average number of shares – basic and diluted in thousands of shares	141,608	135,652

Loss per share – basic and diluted	$(0.64)	$(1.66)

     In 2002 and 2001, the effect of potentially dilutive stock options was excluded from the computation of diluted loss per share as they are anti-dilutive to the basic loss per share.

15. RELATED PARTY TRANSACTIONS

The Company entered into the following related party transactions:

A.     The amount due to (from) RCI and its subsidiaries, and AWE is comprised of the following:

	2002	2001

RCI	$3,588	$(77)
Rogers Cable Inc. (“Cable”)	28	(105)
AWE	425	(7,157)

	$4,041	$(7,339)

The above amounts reflect intercompany charges for capital and operating expenditures and are short-term in nature.

B.     The Company has entered into certain transactions and agreements in the normal course of business with RCI, RCI’s subsidiaries and AWE as follows:

i.	Management Fees:

The Company has entered into a management agreement under which RCI provides executive, administrative, financial and various additional services to the Company. Interest is charged by RCI on unpaid management fees. The management agreement is subject to termination by either party at the end of any calendar year on 12 months’ notice.

ii.	Financing of Spectrum Licences:

During 2001, the Company entered into a financing commitment with RCI and AWE whereby amounts were advanced on a short-term, unsecured basis to fund the cost of licences acquired by the Company in the Industry Canada spectrum auction. The compensation structure for the loan was a 3.5% commitment fee based on the principal amount and an interest rate of 10% per annum, each due upon repayment of the loan. Fees for this transaction for 2001 were $18,905,000, composed of commitment fees of $13,773,000 and interest charges of $5,132,000. Both the commitment fee and interest payable to RCI and AWE were satisfied through the issuance of capital stock (Note 9(C)(iv)).

iii.	Cost-Sharing Arrangements:

The Company has entered into agreements with Cable to share, on a pro rata basis, the cost of certain microwave and fibre-optic transmission facilities. In addition, long-term service arrangements exist with Cable for transmission services on fibre-optic facilities owned by Cable.
     The Company also leases certain office space it owns to RCI and RCI’s subsidiaries.

iv.	Wireless Products and Services:

The Company has entered into an agreement with Cable for the sale of its products and services through Cable’s retail outlets. The Company pays Cable for services provided in respect of subscriber activation and customer care.
     In addition, the Company provides wireless services to RCI and RCI’s subsidiaries.

v.	Advertising:

The Company pays Rogers Media Inc. (“Media”), a subsidiary of RCI, for various advertising on its radio and television broadcasting stations and in its publications.

vi.	Roaming Agreement:

The Company maintains a reciprocal agreement whereby AWE provides wireless communications services to the Company’s subscribers when they travel to the United States, and the Company provides the same services to AWE subscribers when they travel to Canada.

vii.	Over-the-Air Activation:

The Company utilizes the services of AWE for automated “over-the-air” programming of both newly activated and reactivated handsets of subscribers.

A summary of all significant charges from (to) related parties, which have been accounted for at exchange amounts, is as follows:

	2002	2001

RCI:
Management fees	$11,006	$10,684
Rent income	(8,144)	(4,972)
Financing fees and interest on loan to fund Spectrum licences	–	11,424
Interest on notes payable	–	2,092
Wireless services	(79)	(68)

	2,783	19,160
Cable:
Wireless products and services for resale	(10,116)	(3,800)
Subscriber activation commissions and customer service	8,817	1,122
Rent income	(3,587)	(3,552)
Wireless services	(2,214)	(2,131)
Transmission facilities usage	440	442

	(6,660)	(7,919)
Media:
Advertising	2,940	1,673
Rent income	(1,881)	(1,864)
Wireless services	(181)	(205)

	878	(396)
AWE:
Roaming revenue	(13,910)	(12,397)
Roaming expense	18,028	18,867
Over-the-air-activation	680	–
Financing fees and interest on loan to fund Spectrum licences	–	7,481

	4,798	13,951

	$1,799	$24,796

C.     The Company has entered into certain transactions with companies, the partners or senior officers of which are directors of the Company and RCI. During 2002, total amounts paid by the Company to these related parties aggregated $1,734,000 (2001 – $1,128,000), and included charges for legal services, brokerage and investment advisory fees related to financing transactions, and premiums for insurance coverage.

16. FINANCIAL INSTRUMENTS

A.	Fair Values

The Company has determined the fair values of its financial instruments as follows:

i.        Cash and cash equivalents, accounts receivable, notes and loans receivable from employees, amounts receivable from employees under RCI share purchase plans, due from/to affiliated companies, bank advances, and accounts payable and accrued liabilities:

     The carrying amounts in the consolidated balance sheets approximate fair values because of the short-term nature of these instruments.

ii.	Long-Term Debt:

The fair values of each of the Company’s long-term debt instruments are based on the year-end trading values.

iii.	Interest Exchange Agreements:

The fair values of the Company’s cross-currency interest rate exchange agreements are based on values quoted by the counterparties to the agreements.
     The estimated fair values of the Company’s long-term debt and related cross-currency interest rate exchange agreements as at December 31, 2002 and 2001 are as follows:

	2002		2001

	Carrying	Estimated	Carrying	Estimated
	amount	fair value	amount	fair value

Liability (asset):
Long-term debt	$2,477,783	$2,332,673	$2,476,449	$2,494,930
Cross-currency interest rate exchange agreements	(117,708)	(240,707)	(170,766)	(230,045)

	$2,360,075	$2,091,966	$2,305,683	$2,264,885

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

B.	Other Disclosures

i.     The credit risk of the cross-currency interest rate exchange agreements arises from the possibility that the counter-parties to the agreements may default on their obligations under the agreements in instances where these agreements have positive fair value to the Company. The Company assesses the creditworthiness of the counterparties in order to minimize the risk of counterparty default under the agreements. All of the portfolio is held by financial institutions with a Standard & Poors rating (or the equivalent) ranging from A+ to AA. The Company has not required collateral or other security to support the cross-currency interest rate exchange agreements due to the Company’s favourable assessment of the creditworthiness of the counterparties.

ii.     The Company does not have any significant concentrations of credit risk.

17. COMMITMENTS

A.     The Company is committed, under the terms of licences issued by Industry Canada, to spend 2% of certain revenues earned in each year on research and development activities.

B.     The future minimum lease payments under operating leases, primarily for the rental of premises for the placement of towers, radio base station and transmission equipment, as well as for administrative and distribution facilities at December 31, 2002, are as follows:

Year ending December 31:
2003	$25,942
2004	23,217
2005	20,408
2006	15,438
2007	9,149
2008 and thereafter	23,263

$117,417

Rent expense for 2002 amounted to $31,461,000 (2001 – $30,622,000).

18. CONTINGENT LIABILITIES

There exist certain legal actions against the Company, none of which is expected to have a material adverse effect on the consolidated financial position of the Company.

19. CANADIAN AND UNITED STATES ACCOUNTING POLICY DIFFERENCES

The consolidated financial statements of the Company have been prepared in accordance with GAAP as applied in Canada. In the following respects, GAAP as applied in the United States differs from that applied in Canada.

     If United States GAAP were employed, the loss in each year would be adjusted as follows:

	2002	2001

Loss for the year based on Canadian GAAP	$(90,705)	$(224,692)
Amortization of goodwill (B)	–	(19,269)
Interest capitalized (C)	6,461	15,834
Pre-operating costs capitalized, net (D)	2,976	(5,952)
Depreciation expense (F)	(2,248)	(1,002)
Financial instruments (G)	88,121	24,527

Net income (loss) based on United States GAAP	$4,605	$(210,554)

Earnings (loss) per share under United States GAAP:
Basic	$0.03	$(1.55)
Diluted	0.03	(1.55)

The cumulative effect of these adjustments on the consolidated shareholders’ equity of the Company is as follows:

	2002	2001

Shareholders’ equity based on Canadian GAAP	$300,456	$388,341
“Pushed down” goodwill (A)	770,757	770,757
Amortization of goodwill (B)	(248,890)	(248,890)
Interest capitalized (C)	25,550	25,226
Pre-operating costs, net (D)	(2,976)	(5,952)
Conversion costs (E)	(3,911)	(3,911)
Accumulated depreciation (F)	(2,531)	(6,420)
Financial instruments (G)	112,648	24,527

Shareholders’ equity based on United States GAAP	$951,103	$943,678

The areas of material differences between Canadian and United States GAAP and their impact on the consolidated financial statements of the Company are described below:

A.	“Push-Down” Accounting

Under United States GAAP, purchase transactions that result in an entity becoming a wholly owned subsidiary establish a new basis of accounting for the entity purchased and its assets and liabilities. As a result of RCI’s acquisition of 100% of the Company in 1989 for United States GAAP purposes, the Company must record as an asset in its consolidated financial statements the amount of goodwill that was recorded on the consolidated financial statements of RCI. As this acquisition was financed principally by the parent company with proceeds from other asset sales, the corresponding adjustment for the assets recorded was an increase in shareholders’ equity.
     At the time of the acquisition by RCI, Canadian GAAP did not permit a subsidiary company to alter the historical costs of its assets or liabilities upon it being acquired.

B.	Amortization of Goodwill

As a result of the “push-down” accounting described in (a) above, the Company was required until 2001 to amortize the amount recorded as goodwill under United States GAAP. The Company had been amortizing this amount under United States GAAP over 40 years on a straight-line basis.

C.	Interest Capitalization

United States GAAP requires capitalization of interest costs as part of the historical cost of acquiring certain qualifying assets which require a period of time to prepare for their intended use. This is not required under Canadian GAAP.

D.	Pre-operating Costs

Under Canadian GAAP, the Company defers the incremental costs relating to the development and pre-operating phases of new business, and amortizes these costs on a straight-line basis over two years. Under United States GAAP, these costs are expensed as incurred.

E.	Conversion Costs

Under Canadian GAAP, the Company capitalized certain costs incurred to convert data to its new customer care and billing system. United States GAAP requires these costs to be expensed as incurred.

F.	Accumulated Depreciation

As a result of the capitalization of interest to fixed assets required under United States GAAP described in (c) above, additional depreciation on the interest capitalized is recorded under United States GAAP in subsequent periods. As a result of conversion costs being expensed under United States GAAP as described in (e) above, depreciation expense is reduced under United States GAAP in subsequent periods.

G.	Financial Instruments

Under Canadian GAAP, the Company accounts for its cross-currency interest rate exchange agreements as hedges of specific debt instruments. Under United States GAAP, these instruments are not accounted for as hedges as a result of adopting the new pronouncement entitled “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”), effective January 1, 2001. Changes in the fair value of the derivative financial instruments, reflecting primarily market changes in foreign exchange rates, interest rates, as well as the level of short-term variable versus long-term fixed interest rates, are recognized in income immediately. These gains and losses are recognized together with foreign exchange translation gains and losses, arising from changes in period-end foreign exchange rates, on the respective long-term debt. Under United States GAAP, effective January 1, 2001 the Company recorded an increase of $29,233,000 in the carrying value of the derivative financial instruments, to a total of $139,848,000, and a corresponding increase in the carrying value of long-term debt. This increase in long-term debt has been recorded for United States GAAP purposes as a cumulative transition adjustment that is being amortized to net income over the remaining life of the respective long-term debt.

H.	Operating Income Before Depreciation and Amortization

United States GAAP requires that depreciation and amortization and the change in estimates of sales tax and CRTC contribution liabilities be included in the determination of operating income and does not permit the disclosure of a subtotal of the amount of operating income before these items. Canadian GAAP permits the disclosure of a subtotal of the amount of operating income before these items.

I.	Statements of Cash Flows

i.     Canadian GAAP permits the disclosure of a subtotal of the amount of funds provided by operations before changes in non-cash working capital items in the consolidated statements of cash flows. United States GAAP does not permit this subtotal to be included.

ii.     Canadian GAAP permits bank advances to be included in the determination of cash or cash equivalents in the consolidated statements of cash flows. United States GAAP requires that bank advances be reported as financing cash flows. As a result, under United States GAAP, the increase in cash and cash equivalents in 2002 in the amount of $15,436,000 (2001– $4,506,000) reflected in the consolidated statements of cash flows would be decreased by $5,368,000 (2001 –$4,506,000) and cash flows under the heading “Financing Activities” would be decreased by $5,368,000 (2001 – $4,506,000).

J.	Statement of Comprehensive Income

United States GAAP requires the disclosure of a statement of comprehensive income. Comprehensive income generally encompasses all changes in shareholders’ equity, except those arising from transactions with shareholders. The loss for the year under United States GAAP as reported is the same as the comprehensive loss for the year under United States GAAP.

K.	Other Disclosures

United States GAAP requires the Company to disclose accrued liabilities, which is not required under Canadian GAAP. Accrued liabilities included in accounts payable and accrued liabilities as at December 31, 2002 were $407,058,000 (2001 – $232,332,000). At December 31, 2002 and 2001, there were no accrued liabilities that individually exceeded 5% of current liabilities.
     Effective January 1, 2002, the Company adopted Financial Accounting Standards Board’s (“FASB”) Statement of Financial Accounting Standard (“SFAS”) No. 145, which rescinded SFAS No. 4. Accordingly, gains and losses from the extinguishment of debt are no longer classified as extraordinary items under United States GAAP.

L.	Stock-Based Compensation Disclosures

For options granted to employees, had the Company determined compensation costs based on the fair value at grant dates of the stock option consistent with the method prescribed under FASB’s SFAS No. 123, the Company’s net loss for the year and loss per share for the year would have been reported as the pro forma amounts indicated below:

	2002	2001

Net income (loss) in accordance with United States GAAP as reported	$4,605	$(210,554)
Stock-based compensation expense	13,708	9,929

Pro forma loss	$(9,103)	$(220,483)

Basic and diluted earnings (loss) per share	$0.03	$(1.55)
Effect of stock-based compensation	(0.09)	(0.08)

Pro forma basic and diluted loss per share	(0.06)	(1.63)

See Note 12 for further details of stock-based compensation.

M.	Capital Stock

United States GAAP requires the disclosure of the liquidation preference of capital stock. All series of preference shares of the Company share equally in the distribution of assets upon liquidation with the Class A Multiple Voting and Class B Restricted Voting Shares.

N.	Recent United States Accounting Pronouncements

In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations” (“SFAS 143”), which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. If the obligation is settled for other than the carrying amount of the liability, the Company will recognize a gain or loss on settlement. The Company is required and plans to adopt the provisions of SFAS 143 for the year ending December 31, 2003. To accomplish this, the Company must identify all legal obligations for asset retirement obligations, if any, and determine the fair value of these obligations on the date of adoption. The determination of fair value is complex and will require the Company to gather market information and develop cash flow models. Additionally, the Company will be required to develop processes to track and monitor these obligations. Because of the effort necessary to comply with the adoption of SFAS 143, it is not practicable for management to estimate the impact of adopting this Statement at the date of this report.
     In July 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS 146”) which is effective for exit or disposal activities that are initiated after December 31, 2002. SFAS 146 requires that a liability be recognized for exit or disposal costs only when the liability is incurred, as defined in the FASB’s conceptual framework rather than when a company commits to an exit plan, and that the liability be initially measured at fair value. The Company expects the adoption of this standard will affect the timing of recognizing liabilities and the amount recognized in respect of future exit activities, if any.
     In November 2002, the FASB issued Interpretation No. 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). FIN 45 requires the recognition of a liability by a guarantor at the inception of certain guarantees entered into or modified after December 31, 2002. FIN 45 requires the guarantor to recognize a liability for the non-contingent component of certain guarantees; that is, it requires the recognition of a liability for the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The Company is currently estimating the impact of adopting the recognition requirements of FIN 45.
     In January 2003, the FASB issued Interpretation No. 46 “Consolidation of Variable Interest Entities” (“FIN 46”). Its consolidation provisions are applicable for all newly created entities created after January 31, 2003, and is applicable to existing variable interest entities as of the beginning of the Company’s third quarter beginning July 1, 2003. With respect to entities that do not qualify to be assessed for consolidation based on voting interests, FIN 46 generally requires a company that has a variable interest(s) that will absorb a majority of the variable interest entity’s expected losses if they occur, receive a majority of the entity’s expected residual returns if they occur, or both to consolidate that variable interest entity. For periods prior to FIN 46’s effective date, certain disclosures will be required if it is reasonably possible that the Company will have a significant variable interest in or be the primary beneficiary of a variable interest entity when FIN 46 guidance is effective. The Company is currently estimating the impact of adopting the requirements of FIN 46.
     In November 2002, the Emerging Issues Task Force (“EITF”) reached a consensus regarding EITF Issue 00-21, Accounting for Revenue Arrangements with Multiple Deliverables. The consensus addresses not only when and how an arrangement involving multiple deliverables should be divided into separate units of accounting but also how the arrangement’s consideration should be allocated among separate units. The pronouncement is effective for the Company commencing with its 2003 fiscal year. The Company is currently estimating the impact of adopting EITF 00-21.

FIVE-YEAR FINANCIAL SUMMARY

Years ended December 31
(thousands of dollars, except per share amounts)	2002	2001	2000	1999	1998

Income Statement
Total operating revenue	$1,965,927	$1,753,145	$1,639,104	$1,418,579	$1,287,574
Network revenue	1,759,263	1,571,843	1,437,510	1,240,312	1,136,935
Wireless voice revenue	1,699,180	1,515,301	1,376,819	1,188,519	1,090,037
Operating profit[1]	516,681	401,261	400,550	412,477	385,622
Net income (loss)[2]	(90,705)	(224,692)	(90,667)	8,582	(157,618)

Cash Flow
Cash flow from operations[3]	$310,641	$211,773	$262,870	$318,960	$195,709
PP&E expenditures (excluding spectrum licence costs)[4]	564,552	654,457	525,993	400,959	301,287

Per Share
Weighted average outstanding number of shares (000s)	141,608	135,652	122,366	103,902	92,957
Net income (loss) per share[2]	$(0.64)	$(1.66)	$(0.74)	$0.08	$(1.70)

As at December 31 (thousands of dollars)	2002	2001	2000	1999	1998

Balance Sheet
Total assets[2]	$3,185,004	$3,055,895	$2,310,168	$2,081,230	$1,911,673
Property, plant and equipment (net)	2,371,133	2,252,328	1,972,110	1,778,545	1,643,881
Long-term debt	2,360,075	2,305,683	1,443,756	1,413,792	1,950,358
Shareholders’ equity (deficiency)[2]	300,456	388,341	189,948	271,994	(735,069)

1	Operating profit is defined as operating income before management fees, interest, income taxes, depreciation, amortization and non-recurring items and other non-operating and non-recurring items.

2	Effective January 1, 2002, the Company adopted the amendments to Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1650 on foreign currency translation. As a result of this adoption, the Company’s results for the years ended December 31, 2001 , 2000, 1999 and 1998 have been restated. See Note 2(E) to the Consolidated Financial Statements.

3	Cash flow from operations before changes in working capital amounts.

4	Spectrum licences for the deployment of next generation wireless services across Canada were acquired in February 2001 at a total cost of $396.8 million.

QUARTERLY COMPARISON 2002

(in thousands of dollars except per share amounts and subscriber information)	Dec. 31	Sep. 30	Jun. 30	Mar. 31

Income Statement
Operating revenue
Wireless voice	$446,534	$446,643	$418,415	$387,588
Messaging and data	15,045	15,935	15,067	14,036

Network revenue	461,579	462,578	433,482	401,624
Equipment sales	64,073	57,655	48,234	36,702

Total operating revenue	525,652	520,233	481,716	438,326

Operating income before the following:	$120,398	$158,154	$130,030	$108,099
Change in estimates of sales tax and CRTC contribution liabilities	–	–	–	(12,331)
Depreciation and amortization	120,157	116,646	110,802	109,528

Operating income	241	41,508	19,228	10,902
Interest expense	49,396	50,199	48,075	47,480
Financing fees and interest on loans payable to shareholders	–	–	–	–

	(49,155)	(8,691)	(28,847)	(36,578)
Gain on repayment of long-term debt	8,238	22,759	–	–
Foreign exchange gain (loss)	3,095	(27,182)	30,938	(441)
Investment and other income	84	98	68	167
Income taxes	(1,129)	(1,127)	(1,426)	(1,576)

Net income (loss) for the quarter	$(38,867)	$(14,143)	$733	$(38,428)

Net income (loss) per share – basic and diluted	$(0.27)	$(0.10)	$0.01	$(0.27)
Operating income before depreciation and amortization, and non-recurring items, margin based on network revenue %	26.1%	34.2%	30.0%	26.9%
Cash flow from operations[1]	$70,229	$106,796	$81,309	$52,307
PP&E expenditures	188,305	126,016	149,036	101,195
Property, plant and equipment	2,371,133	2,299,109	2,287,385	2,246,546
Total assets	3,185,004	3,059,756	3,052,364	3,053,932
Long-term debt	2,360,075	2,254,038	2,358,443	2,267,917
Shareholders’ equity	300,456	338,815	352,385	351,301
Wireless voice subscribers	3,355,800	3,209,000	3,120,300	3,056,800
Messaging and data subscribers	383,900	395,200	408,200	419,700

1	Cash flow from operations before changes in working capital amounts.

QUARTERLY COMPARISON 2001

(in thousands of dollars except per share amounts and subscriber information)	Dec. 31	Sep. 30	Jun. 30	Mar. 31

Income Statement
Operating revenue
Wireless voice	$394,092	$394,516	$379,731	$346,962
Messaging and data	13,527	13,785	13,926	15,304

Network revenue	407,619	408,301	393,657	362,266
Equipment sales	47,711	46,692	45,074	41,825

Total operating revenue	455,330	454,993	438,731	404,091

Operating income before the following:	$88,817	$121,172	$100,058	$91,214
Change in estimates of sales tax and CRTC contribution liabilities	–	–	–	–
Depreciation and amortization	98,415	96,256	95,463	92,474

Operating income (loss)	(9,598)	24,916	4,595	(1,260)
Interest expense	49,840	50,855	46,705	37,739
Financing fees and interest on loans payable to shareholders	–	–	7,497	11,408

	(59,438)	(25,939)	(49,607)	(50,407)
Gain on repayment of long-term debt	–	–	–	–
Foreign exchange gain (loss)	(5,741)	(21,963)	24,033	(31,415)
Investment and other income	523	583	1,242	382
Income taxes	(1,576)	(1,737)	(1,816)	(1,816)

Loss for the quarter	$(66,232)	$(49,056)	$(26,148)	$(83,256)

Loss per share – basic and diluted	$(0.47)	$(0.35)	$(0.19)	$(0.68)
Operating income before depreciation and amortization, and non-recurring items, margin based on network revenue %	21.8%	29.7%	25.4%	25.2%
Cash flow from operations[1]	$37,678	$69,586	$52,688	$51,821
PP&E expenditures (excludes acquisition of spectrum licences)	126,426	150,088	217,380	160,563
Property, plant and equipment	2,252,328	2,222,050	2,165,973	2,041,940
Total assets	3,055,895	3,109,375	3,056,050	2,808,743
Long-term debt	2,305,683	2,249,726	2,220,167	1,928,319
Shareholders’ equity	388,341	451,296	500,187	106,098
Wireless voice subscribers	2,991,800	2,811,700	2,698,200	2,588,200
Messaging and data subscribers	427,400	423,200	430,200	429,300

1	Cash flow from operations before changes in working capital amounts.

Two Sections, One Annual Report

This year we are adopting a new approach to our annual report – it will be presented in two sections: a company overview and a separate financial section. This will enable us to print and make available the financial section much earlier in the year. We will use this opportunity to print the financial section on thinner paper, helping to save both the environment and distribution costs. The company overview section, along with the financial section and other materials for the 2003 shareholder meeting, will be distributed during the first week of May 2003 for the annual shareholder meeting scheduled for May 30, 2003. We hope this format is convenient for you, and we welcome your ideas for making it better.

Contact Information:

Rogers Wireless Communications Inc.
Investor Relations
333 Bloor Street East, 10th floor
Toronto, ON
416.935.7777

www.rogers.com

www.rogers.com